SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

22 February 2023
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 22 February 2023 re: 2022 Full Year Results

2022 Results

News Release

Lloyds Banking Group plc

22 February 2023

Alternative performance measures

The Group uses a number of alternative performance measures, including underlying profit, in the description of its business performance and financial position. These measures are labelled with a superscript 'A' throughout this document. Further information on these measures is set out on page 34. Unless otherwise stated, commentary on pages 1 and 2 and on pages 10 to 12 is given on an underlying basis.

Forward looking statements

This news release contains forward looking statements. For further details, reference should be made to page 83.

RESULTS FOR THE FULL YEAR

"While the operating environment has changed significantly over the last year, the Group has delivered a robust financial performance with strong income growth, continued franchise strength and strong capital generation, enabling increased capital returns for shareholders.

A year ago we announced our ambitious new strategy with the aim of growing our business and deepening relationships with our customers, meeting more of their financial needs. We have made a good start to delivery and remain confident in our ability to deliver for all stakeholders.

We know that the current environment continues to be challenging for many people and have mobilised the organisation to further support our customers. Our purpose-driven strategy is more relevant now than ever before. We remain committed to Helping Britain Prosper and helping the country recover from the current economic uncertainties.

We continue to believe our strategy will create higher, more sustainable returns, as reflected in our enhanced guidance. We are excited about the opportunities ahead."

 Charlie Nunn, Group Chief Executive

Good start to our new strategy with early evidence of delivery

●  Significant additional support for customers and colleagues given cost of living pressure

●  Changing environment supports the strategic business case. Purpose-driven strategy will enable enhanced customer support whilst delivering efficient growth and diversification. Strategic investment of £0.9 billion in 2022

●  Confidence building in strategic financial benefits with early momentum; £0.3 billion of gross cost saves1

●  New organisational structure, leadership team and operating model implemented to deliver change more effectively

●  Acquisition of Tusker, a vehicle management and leasing company focused on electric and low emissions vehicles, further developing the Group's Motor business and aligned to our sustainability ambitions

●  Supporting the transition to a low carbon economy with new sector-based 2030 emissions reduction targets, a new net zero ambition for our supply chain, alongside launching our first Group climate transition plan2

Robust financial performance and continued business momentum

●  Statutory profit before tax of £6.9 billion (2021: £6.9 billion), with higher net income and lower total costs offset by impairment charges as a result of the revised economic outlook (versus a significant write-back in 2021)

●  Net income of £18.0 billion, up 14 per cent, supported by continued recovery in customer activity and UK Bank Rate changes, alongside continued low operating lease depreciation

●  Underlying net interest income up 18 per cent, primarily driven by a stronger banking net interest margin of 2.94 per cent in the year (3.22 per cent in the fourth quarter) and increased average interest-earning assets

●  Other income of £5.2 billion, 4 per cent higher, building our confidence in growth potential. The fourth quarter included a £0.2 billion benefit from insurance assumption and methodology changes

●  Operating costs of £8.8 billion, up 6 per cent compared to 2021 and in line with guidance, reflecting stable business-as-usual costs despite inflationary pressures, alongside higher planned strategic investment and new business costs. Remediation of £0.3 billion, down 80 per cent in the year

●  Underlying profit before impairment up 46 per cent to £9.0 billion in the year (with £2.4 billion in the fourth quarter), as a result of solid net income growth

●  Asset quality remains strong and the portfolio well-positioned in the context of cost of living pressures. Underlying impairment charge of £1.5 billion (£0.5 billion in the fourth quarter) and an asset quality ratio of 32 basis points reflect strong observed credit performance and a deteriorating economic outlook, partly offset by COVID-19 releases

Continued franchise growth and increased capital returns

●  Loans and advances to customers at £454.9 billion were up £6.3 billion in the year, with continued growth in the open mortgage book

●  Customer deposits of £475.3 billion down £1.0 billion in 2022, with Retail current account growth of £2.5 billion more than offset by reductions in Commercial Banking deposits. Loan to deposit ratio of 96 per cent continues to provide robust funding and liquidity and potential for growth

●  Strong pro forma capital generation of 245 basis points3 in the year, based on robust banking performance

●  Pro forma CET1 ratio of 14.1 per cent4 after capital distributions and further pension contributions, remaining ahead of the ongoing target of c.12.5 per cent, plus a management buffer of c.1 per cent

●  The Board has recommended a final ordinary dividend of 1.60 pence per share, resulting in a total ordinary dividend for 2022 of 2.40 pence per share, up 20 per cent on prior year, and in line with the Group's progressive and sustainable ordinary dividend policy

●  Given the Group's strong capital position, the Board has also announced its intention to implement an ordinary share buyback programme of up to £2.0 billion

●  Total capital returns in respect of 2022 of up to £3.6 billion, are equivalent to more than 10 per cent5 of the Group's market capitalisation value

2023 Guidance

Based on our current macroeconomic assumptions, for 2023 the Group expects:

●  Banking net interest margin to be greater than 305 basis points

●  Operating costs to be c.£9.1 billion

●  Asset quality ratio to be c.30 basis points

●  Return on tangible equity to be c.13 per cent

●  Capital generation to be c.175 basis points6

2024 and 2026 guidance

Based on the expected macroeconomic environment, the Group's strategy and investment and reflecting our growth potential, efficiency and the capabilities of our people, technology and data, the Group has enhanced its medium and longer-term guidance:

●  Operating costs now expected to be c.£9.2 billion in 2024, with a cost:income ratio of less than 50 per cent by 2026

●  Asset quality ratio now expected to be c.30 basis points in 2024

●  Return on tangible equity now expected to be c.13 per cent in 2024 and greater than 15 per cent by 2026

●  Additional revenues from strategic initiatives of c.£0.7 billion by 2024 and c.£1.5 billion by 2026

●  Risk-weighted assets to be between £220 billion and £225 billion at the end of 2024

●  Capital generation now expected to be c.175 basis points in 2024, increasing to greater than 200 basis points by 20266

●  The Group will maintain its progressive and sustainable ordinary dividend policy, whilst the Board expects to pay down to its target CET1 ratio by the end of 2024

Although the macroeconomic outlook remains uncertain, our people, business model and financial strength ensure that we can continue to support our customers and Help Britain Prosper. Our purpose-driven strategy is more relevant now than ever before and our experience in the last year reinforces our belief that successful strategic delivery will create a more sustainable business and deliver increased shareholder returns in the medium to longer-term.

1  Includes savings from both business-as-usual and strategic initiatives.

2    Published in our Environmental Sustainability Report 2022 which can be found at www.lloydsbankinggroup.com/investors/esg-information.html.

3  Excluding regulatory changes on 1 January 2022, ordinary dividends, variable pension contributions and the impact of the announced ordinary share buyback programme. Inclusive of the dividend received from the Insurance business in February 2023.

4  31 December 2022 reflects the dividend received from Insurance in February 2023 and the full impact of the announced share buyback, but excludes the impact of the phased unwind of IFRS 9 relief on 1 January 2023.

5  Market capitalisation as at 17 February 2023.

6  Excluding capital distributions. Inclusive of dividends received from the Insurance business.

INCOME STATEMENT - UNDERLYING BASISA AND KEY BALANCE SHEET METRICS
	2022 £m	2021 £m	Change %

Underlying net interest income	13,172	11,163	18
Underlying other income	5,249	5,060	4
Operating lease depreciation	(373)	(460)	19
Net income	18,048	15,763	14
Operating costs1	(8,835)	(8,312)	(6)
Remediation	(255)	(1,300)	80
Total costs	(9,090)	(9,612)	5
Underlying profit before impairment	8,958	6,151	46
Underlying impairment (charge) credit1	(1,510)	1,385
Underlying profit	7,448	7,536	(1)
Restructuring1	(80)	(452)	82
Volatility and other items	(440)	(182)
Statutory profit before tax	6,928	6,902
Tax expense	(1,373)	(1,017)	(35)
Statutory profit after tax	5,555	5,885	(6)

Earnings per share	7.3p	7.5p	(0.2)p
Dividends per share - ordinary	2.40p	2.00p	0.40p
Share buyback value	£2.0bn	£2.0bn

Banking net interest marginA	2.94%	2.54%	40bp
Average interest-earning banking assetsA	£452.0bn	£444.6bn	2
Cost:income ratioA,1	50.4%	61.0%	(10.6)pp
Asset quality ratioA,1	0.32%	(0.31)%
Return on tangible equityA	13.5%	13.8%	(0.3)pp

A  See page 82.

1  2021 comparatives have been presented to reflect the new cost basis, consistent with the current period. See page 34.

	At 31 Dec 2022	At 31 Dec 2021	Change %

Loans and advances to customers	£454.9bn	£448.6bn	1
Customer deposits	£475.3bn	£476.3bn
Loan to deposit ratioA	96%	94%	2pp
CET1 ratio	15.1%	17.3%	(2.2)pp
Pro forma CET1 ratioA,1	14.1%	16.3%	(2.2)pp
Total capital ratio	19.7%	23.6%	(3.9)pp
MREL ratio	31.7%	37.2%	(5.5)pp
UK leverage ratio	5.6%	5.8%	(0.2)pp
Risk-weighted assets	£210.9bn	£196.0bn	8
Wholesale funding2	£100.3bn	£93.1bn	8
Liquidity coverage ratio2	144%	135%	9pp
Tangible net assets per shareA	51.9p	57.5p	(5.6)p

1    31 December 2022 reflects the dividend received from Insurance in February 2023 and the full impact of the announced share buyback, but excludes the impact of the phased unwind of IFRS 9 relief on 1 January 2023. The 31 December 2021 comparative reflects the dividend received from Insurance in February 2022 and the full impact of the share buyback in respect of 2021 that completed in 2022, but excludes the impact of regulatory changes that came into effect on 1 January 2022.

2  Wholesale funding includes significant risk transfer securitisations issued by special purpose vehicles of £1.6 billion (31 December 2021: £1.7 billion); the comparative has been presented on a consistent basis. The liquidity coverage ratio is calculated as a simple average of month-end observations over the previous 12 months.

QUARTERLY INFORMATIONA
	Quarter ended 31 Dec 2022 £m	Quarter ended 30 Sep 2022 £m	Quarter ended 30 Jun 2022 £m	Quarter ended 31 Mar 2022 £m	Quarter ended 31 Dec 2021 £m	Quarter ended 30 Sep 2021 £m	Quarter ended 30 Jun 2021 £m	Quarter ended 31 Mar 2021 £m

Underlying net interest income	3,643	3,394	3,190	2,945	2,893	2,852	2,741	2,677
Underlying other income	1,438	1,282	1,268	1,261	1,307	1,336	1,282	1,135
Operating lease depreciation	(78)	(82)	(119)	(94)	(78)	(111)	(123)	(148)
Net income	5,003	4,594	4,339	4,112	4,122	4,077	3,900	3,664
Operating costs1	(2,399)	(2,187)	(2,151)	(2,098)	(2,246)	(2,013)	(2,008)	(2,045)
Remediation	(166)	(10)	(27)	(52)	(775)	(100)	(360)	(65)
Total costs	(2,565)	(2,197)	(2,178)	(2,150)	(3,021)	(2,113)	(2,368)	(2,110)
Underlying profit before impairment	2,438	2,397	2,161	1,962	1,101	1,964	1,532	1,554
Underlying impairment (charge) credit1	(465)	(668)	(200)	(177)	532	119	374	360
Underlying profit	1,973	1,729	1,961	1,785	1,633	2,083	1,906	1,914
Restructuring1	(11)	(22)	(23)	(24)	(418)	(24)	6	(16)
Volatility and other items	(203)	(199)	100	(138)	(247)	(30)	95	-
Statutory profit before tax	1,759	1,508	2,038	1,623	968	2,029	2,007	1,898
Tax (expense) credit	(239)	(299)	(416)	(419)	(548)	(429)	461	(501)
Statutory profit after tax	1,520	1,209	1,622	1,204	420	1,600	2,468	1,397

Banking net interest marginA	3.22%	2.98%	2.87%	2.68%	2.57%	2.55%	2.51%	2.49%
Average interest-earning banking assetsA	£453.8bn	£454.9bn	£451.2bn	£448.0bn	£449.4bn	£447.2bn	£442.2bn	£439.4bn

Cost:income ratioA,1	51.3%	47.8%	50.2%	52.3%	73.3%	51.8%	60.7%	57.6%
Asset quality ratioA,1	0.38%	0.57%	0.17%	0.16%	(0.46)%	(0.10)%	(0.33)%	(0.33)%
Return on tangible equityA	16.3%	11.9%	15.6%	10.8%	2.9%	14.5%	24.4%	13.9%

Loans and advances to customers	£454.9bn	£456.3bn	£456.1bn	£451.8bn	£448.6bn	£450.5bn	£447.7bn	£443.5bn
Customer deposits	£475.3bn	£484.3bn	£478.2bn	£481.1bn	£476.3bn	£479.1bn	£474.4bn	£462.4bn
Loan to deposit ratioA	96%	94%	95%	94%	94%	94%	94%	96%

Risk-weighted assets	£210.9bn	£210.8bn	£209.6bn	£210.2bn	£196.0bn	£200.7bn	£200.9bn	£198.9bn
Tangible net assets per shareA	51.9p	49.0p	54.8p	56.5p	57.5p	56.6p	55.6p	52.4p

1    2021 comparatives have been presented to reflect the new cost basis, consistent with the current period. See page 34.

BALANCE SHEET ANALYSIS
	At 31 Dec 2022 £bn	At 30 Sep 2022 £bn	Change %	At 30 Jun 2022 £bn	Change %	At 31 Dec 2021 £bn	Change %

Loans and advances to customers
Open mortgage book	299.6	298.4		296.6	1	293.3	2
Closed mortgage book	11.6	12.3	(6)	13.1	(11)	14.2	(18)
Credit cards1	14.3	14.3		14.2	1	13.8	4
UK Retail unsecured loans	8.7	8.8	(1)	8.5	2	8.1	7
UK Motor Finance	14.3	14.2	1	14.2	1	14.0	2
Overdrafts	1.0	1.0		1.0		1.0
Retail other2	13.8	13.0	6	12.5	10	10.9	27
Wealth1	0.9	1.0	(10)	1.0	(10)	1.0	(10)
Small and Medium Businesses1	37.7	39.8	(5)	41.1	(8)	42.5	(11)
Corporate and Institutional Banking1	56.0	57.6	(3)	55.7	1	50.0	12
Central items1,3	(3.0)	(4.1)	(27)	(1.8)	67	(0.2)
Loans and advances to customers	454.9	456.3		456.1		448.6	1

Customer deposits
Retail current accounts	114.0	115.7	(1)	113.4	1	111.5	2
Retail relationship savings accounts	166.3	165.7		165.8		164.5	1
Retail tactical savings accounts	16.1	16.2	(1)	16.9	(5)	16.8	(4)
Wealth1	14.4	14.9	(3)	14.9	(3)	15.6	(8)
Commercial Banking deposits	163.8	170.2	(4)	166.7	(2)	167.5	(2)
Central items1	0.7	1.6	(56)	0.5	40	0.4	75
Total customer deposits	475.3	484.3	(2)	478.2	(1)	476.3

Total assets	877.8	892.9	(2)	890.4	(1)	886.6	(1)
Total liabilities	830.3	846.5	(2)	840.3	(1)	833.4

Ordinary shareholders' equity	42.0	40.0	5	44.4	(5)	47.1	(11)
Other equity instruments	5.3	6.2	(15)	5.5	(4)	5.9	(10)
Non-controlling interests	0.2	0.2		0.2		0.2
Total equity	47.5	46.4	2	50.1	(5)	53.2	(11)

Ordinary shares in issue, excluding own shares	66,944m	67,464m	(1)	68,702m	(3)	70,996m	(6)

1    The portfolios shown reflect the new organisation structure; comparatives have been presented on a consistent basis. See page 82.

2    Primarily Europe.

3    Includes central fair value hedge accounting adjustments.

GROUP RESULTS - STATUTORY BASIS

Summary income statement	2022 £m	2021 £m	Change %

Net interest income	13,957	9,366	49
Other income	(8,149)	28,078
Total income1	5,808	37,444	(84)
Insurance claims and changes in insurance and investment contract liabilities1	12,401	(21,120)
Total income, net of insurance claims and changes in insurance and investment contract liabilities	18,209	16,324	12
Operating expenses	(9,759)	(10,800)	10
Impairment (charge) credit	(1,522)	1,378
Profit before tax	6,928	6,902
Tax expense	(1,373)	(1,017)	(35)
Profit for the year	5,555	5,885	(6)

Profit attributable to ordinary shareholders	5,021	5,355	(6)
Profit attributable to other equity holders	438	429	2
Profit attributable to non-controlling interests	96	101	(5)
Profit for the year	5,555	5,885	(6)

Ordinary shares in issue (weighted-average - basic)	68,847m	70,937m	(3)
Basic earnings per share	7.3p	7.5p	(0.2)p

1    Includes income and expense attributable to the policyholders of the Group's long-term assurance funds that materially offset in arriving at profit before tax. These can, depending on market movements, lead to significant variances on a statutory basis in total income and insurance claims and changes in insurance and investment contract liabilities from one period to the next.

Summary balance sheet	At 31 Dec 2022 £m	At 31 Dec 2021 £m	Change %

Assets
Cash and balances at central banks	91,388	76,420	20
Financial assets at fair value through profit or loss	180,609	206,771	(13)
Derivative financial instruments	24,753	22,051	12
Financial assets at amortised cost	520,322	517,156	1
Financial assets at fair value through other comprehensive income	23,154	28,137	(18)
Other assets	37,603	35,990	4
Total assets	877,829	886,525	(1)

Liabilities
Deposits from banks	7,266	7,647	(5)
Customer deposits	475,331	476,344
Repurchase agreements at amortised cost1	48,596	31,125	56
Financial liabilities at fair value through profit or loss	17,755	23,123	(23)
Derivative financial instruments	24,042	18,060	33
Debt securities in issue	73,819	71,552	3
Liabilities arising from insurance and investment contracts	149,868	168,463	(11)
Other liabilities	22,901	23,951	(4)
Subordinated liabilities	10,730	13,108	(18)
Total liabilities	830,308	833,373
Total equity	47,521	53,152	(11)
Total equity and liabilities	877,829	886,525	(1)

1    Repurchase agreements at amortised cost, previously included within other liabilities, are now shown separately; comparatives have been presented on a consistent basis.

GROUP CHIEF EXECUTIVE'S STATEMENT

Throughout 2022, we have continued to deliver on our purpose of Helping Britain Prosper, core to everything we do, whilst creating a more sustainable and inclusive future for people and businesses. Last year we announced our ambitious new strategy with the aim of growing our business and deepening relationships with our customers, meeting more of their financial needs. While the operating environment has changed significantly since then, our purpose-driven strategy is more relevant now than ever before. Based on significant strategic action we have made a good start and are seeing early evidence of delivery. We believe our strategy will create higher more sustainable returns, as reflected in our enhanced guidance and are excited about the opportunities ahead.

During the year, the Group delivered a robust financial performance with continued income growth supported by higher interest rates and solid business volumes. Costs were in line with expectations despite ongoing inflationary pressures. As a result of the Group's performance and strong pro forma capital generation of 245 basis points in the year, the Board has recommended a final ordinary dividend of 1.60 pence per share, resulting in a total dividend for the year of 2.40 pence, an increase of 20 per cent on prior year and in line with our progressive and sustainable ordinary dividend policy. In addition, the Group has announced a share buyback programme of up to £2.0 billion, resulting in total capital returns of up to £3.6 billion, equivalent to more than 10 per cent of the Group's market capitalisation value.

We know that the current environment continues to be challenging for many people and have mobilised the organisation to further support our customers. We are committed to maintaining support for our customers, clients and colleagues in the current environment and have invested in deep capabilities to facilitate this. This includes training more than 4,600 colleagues to provide financial assistance to individuals and businesses, build financial resilience to face cost of living challenges and support customers with tailored products if needed. We also saw over 5 million registrations for our Your Credit Score tool, leveraging our digital strengths to help customers take greater control of their own finances. For our colleagues, we provided additional payments in August and December 2022 and designed a new pay deal for 2023, focused on our lower paid colleagues, to provide greater protection and certainty.

Robust financial performance with ongoing strength in our customer franchise

In 2022, we delivered a robust financial performance, with statutory profit before tax of £6.9 billion. Underlying profit before impairment of £9.0 billion was up 46 per cent on 2021, including net income of £18.0 billion, driven by increased average interest-earning assets, a strengthened banking net interest margin, continued recovery in other income and lower operating lease depreciation. Cost discipline was sustained, with operating costs of £8.8 billion, up 6 per cent and in line with guidance, reflecting stable business-as-usual costs and higher planned strategic investment and new businesses. We saw strong observed asset quality with sustained low levels of new to arrears and very modest deterioration in observed credit metrics. Underlying asset quality remains strong, despite the weaker macroeconomic environment.

The Group also benefitted from continued balance sheet growth during the year. Loans and advances to customers were up £6.3 billion at £454.9 billion. This included continued growth of £6.3 billion in the open mortgage book (£1.2 billion of which was in the fourth quarter), alongside higher retail unsecured loan and credit card balances. Commercial Banking balances increased by £1.2 billion during the year due to attractive growth opportunities in the Corporate and Institutional Banking portfolio, partly offset by repayments of government-backed lending. The Group also saw growth in its open book investments, with over £8 billion net new money in the period1, despite difficult market conditions. Customer deposits decreased by £1.0 billion from the end of 2021 to £475.3 billion, with Retail deposits up £2.4 billion in the period, including current account balances up £2.5 billion, more than offset by reductions in Commercial Banking deposits. Group deposits are up c.£65 billion since the end of 2019.

Significant progress on serving all stakeholders, with a good start to our new strategy

We have a purpose-driven strategy. Core to this is our focus on building an inclusive society and supporting the transition to a low carbon economy, while creating new opportunities for our future growth. To build a more inclusive society we have supported £2.1 billion of funding to the social housing sector and lent £14.3 billion to first time buyers in the year. We have also helped around 185,000 small businesses boost their digital capability and technology adoption in the year. Importantly, we are also on track to reach our gender and ethnic diversity ambitions by 2025 supported by delivering a race education programme to our workforce in 2022.

To support the transition to a low carbon economy we have funded over £13 billion of green and sustainable financing2,3 in 2022 and made around £12 billion of discretionary investments in climate-aware strategies through Scottish Widows. We have also created a new partnership with Octopus Energy to support in retrofitting the UK housing stock and launched our first Group climate transition plan which you can find in our Environmental Sustainability Report.
GROUP CHIEF EXECUTIVE'S STATEMENT (continued)

Despite external developments and challenges, our strategy remains the right one. It is more important than ever to deliver against our purpose-driven outcomes that benefit all our stakeholders. We are responding to the economic environment by increasing support to customers and colleagues, whilst accelerating our efficiency actions to offset the significant inflationary pressures in the business. During 2022, the Group invested £0.9 billion of incremental strategic investment, delivering gross cost savings of £0.3 billion so far. We have extended our ambition for savings even further, increasing our 2024 gross cost savings target by an additional £0.2 billion.

Driving revenue growth and diversification

We have made good progress on building deeper customer relationships, as well as innovating and broadening our product offerings and improving the ease with which our customers can access them. We remain the UK's largest digital bank and have continued to invest in personalisation and digitisation, resulting in a 15 per cent increase in daily logons and growing our digitally active users by 8 per cent to 19.8 million. We have also expanded our presence in areas where we are under-represented. For example, we grew our protection market share by around 1 percentage point1. In our new mass affluent business, we saw an increase in banking balances4 of over 5 per cent and launched new, tailored banking products, including packaged bank accounts and credit cards, as well as enhanced direct to consumer investments. We are building capability as we look to launch our differentiated, digital first model in earnest later this year. In February 2023, the Group announced the acquisition of Tusker, a vehicle management and leasing company focused on electric and low emissions vehicles. This will further develop the Group's Motor business in a way that is clearly aligned with the organisation's purpose and sustainability ambitions.

In SME, we continue to digitise and diversify our business, with positive early momentum demonstrated by a more than 20 per cent growth in new merchant services clients. We are also broadening our product capabilities with strategic fintech partnerships where appropriate. Alongside, our targeted Corporate and Institutional offering delivered c.£8 billion of green and sustainable financing2, driven by purpose-driven growth with businesses transitioning to net zero. We are meeting more needs for existing clients and growing non-lending income, supported by investment in product capabilities. This is reflected in a c.20 per cent growth in our percentage share of wallet for foreign exchange trading.

Investing in enablers to improve delivery
Maintaining discipline with regards to cost and capital efficiency is critical to our strategy. To this end, increased customer engagement and continued investment in digital propositions enable us to optimise the cost-to-serve to customers by, for example, streamlining our branch network, whilst reducing our office footprint by c.12 per cent. We remain committed to identifying further efficiencies to minimise the net cost impact from inflationary pressures and create the necessary capacity for investment. With regards to capital efficiency, we have demonstrated RWA discipline during the year whilst pursuing growth in capital-lite and fee generating businesses.

In order to deliver our strategy, we are focused on maximising the potential of our people, technology and data, the key enablers. For our people, efforts in 2022 have focused on positioning the organisation for future success. We have established an experienced, new leadership team with significant capabilities in strategic and digital delivery, alongside a flatter executive structure aligned with our strategic priorities. The strengthening of our senior leadership team is also delivering on our inclusion and diversity objectives. In addition, we restructured our business and technology teams to set up a new platform-based operating model that brings together expertise in cross cutting, multi-functional teams to now drive greater accountability and collaboration and help to effect more quickly and efficiently. Finally, we have continued to invest in the talent, skills and capabilities needed to deliver our long-term growth strategy with our approach extending to consideration of international in-sourcing opportunities and how we work with third parties.

We are investing in modernising our technology estate, improving resilience and operational agility. During 2022 we decommissioned 5 per cent of our legacy applications, in line with our target of a greater than 15 per cent reduction by the end of 2024. As part of our effort to grow the role of data in our business, we reduced our data centre estate by 10 per cent in 2022. We also successfully ingested the first significant tranche of data onto Google's public cloud platform and continue to target 20 per cent of our applications to be on public and private cloud in 2024. Our experience in 2022 has enhanced our conviction in the fundamental importance of our technology and data transformation programme for the long-term success of the Group.

Through our purpose-driven strategy we will continue to drive revenue growth and diversification across our main businesses, unlocking opportunities through our consumer and commercial franchises. This growth will in turn leverage the Group's cost and capital efficiency, building on our strong foundations. Critical to this is our intention to maximise the potential of our people, technology and data in supporting our ambitions.
GROUP CHIEF EXECUTIVE'S STATEMENT (continued)

Outlook

Although the macroeconomic outlook remains uncertain, our people, business model and financial strength ensure that we can continue to support our customers and Help Britain Prosper. Our purpose-driven strategy is more relevant now than ever before and our experience in the last year reinforces our belief that successful strategic delivery will create a more sustainable business and deliver increased shareholder returns in the medium to longer-term. Based on our current macroeconomic assumptions the Group expects:

2023 guidance

●  Banking net interest margin to be greater than 305 basis points

●  Operating costs to be c.£9.1 billion

●  Asset quality ratio to be c.30 basis points

●  Return on tangible equity to be c.13 per cent

●  Capital generation to be c.175 basis points

2024 and 2026 guidance

●  Operating costs now expected to be c.£9.2 billion in 2024, with a cost:income ratio of less than 50 per cent by 2026

●  Asset quality ratio now expected to be c.30 basis points in 2024

●  Return on tangible equity now expected to be c.13 per cent in 2024 and greater than 15 per cent by 2026

●  Additional revenues from strategic initiatives of c.£0.7 billion by 2024 and c.£1.5 billion by 2026

●  Risk-weighted assets to be between £220 billion and £225 billion at the end of 2024

●  Capital generation now expected to be c.175 basis points in 2024, increasing to greater than 200 basis points by 2026

●  The Group will maintain its progressive and sustainable ordinary dividend policy, whilst the Board expects to pay down to its target CET1 ratio by the end of 2024

1  See page 25.

2  See page 26.

3  See page 21.

4    Banking balances calculated as the absolute total of Retail customers, excluding Motor.

SUMMARY OF GROUP RESULTS

Robust financial performance and continued business momentum with increased capital returns

Statutory results

The Group's statutory profit before tax for the year was £6,928 million, £26 million higher than 2021. The benefit of higher income and lower operating expenses was offset by the impact of an impairment charge (compared to a credit in the prior year), in part reflecting the deterioration in the economic outlook. Statutory profit after tax was £5,555 million (2021: £5,885 million, which included the benefit of a deferred tax remeasurement). In the fourth quarter of the year, statutory profit before tax was £1,759 million and statutory profit after tax was £1,520 million, an increase on the third quarter of 17 per cent and 26 per cent respectively, as a result of higher income and a lower impairment charge, following the deterioration in the macroeconomic outlook recognised during the third quarter.

The Group's statutory income statement includes income and expenses attributable to the policyholders of the Group's long-term assurance funds. These items materially offset in arriving at profit before tax but can, depending on market movements, lead to significant variances on a statutory basis between total income and insurance claims and changes in insurance and investment contract liabilities from one period to the next. In 2022, due to deteriorating market conditions, the Group recognised losses on policyholder investments within total income, which were materially offset by the corresponding reduction in insurance and investment contract liabilities, recognised as a decrease in insurance claims and changes in insurance and investment contract liabilities expense and a decrease in the amounts payable to unit holders in the Group's consolidated open-ended investment companies, recognised within net interest income.

Total statutory income net of insurance claims and changes in insurance and investment contract liabilities for the year was £18,209 million, an increase of 12 per cent on 2021, reflecting continued recovery in customer activity and benefits from UK Bank Rate changes.

The Group maintained its focus on cost management, whilst increasing strategic investment as planned. Operating expenses decreased due to significantly lower remediation and restructuring costs and a reduced charge for operating lease depreciation. Remediation costs, principally relating to pre-existing programmes, were significantly lower than in 2021. Restructuring costs in the year included costs associated with the integration of Embark, whereas the prior year included a significant software write-off as the Group invested in new technology and systems infrastructure. The reduced operating lease depreciation charge reflected continued strength in used car prices, combined with the ongoing impact of a reduced, but stabilising, Lex fleet size, given industry-wide supply constraints in the new car market.

The impairment charge of £1,522 million in 2022, compared to a net credit of £1,378 million in 2021, reflected strong observed credit performance, but was impacted by a deteriorating economic outlook partly offset by COVID-19 releases.

The Group recognised a tax expense of £1,373 million in the year, compared to a tax expense of £1,017 million in 2021. The tax expense in 2022 included a £222 million benefit in relation to tax deductibility of provisions made in 2021, and a £53 million expense (2021: £954 million benefit) arising on the remeasurement of deferred tax assets.

Loans and advances to customers increased by 1 per cent on 31 December 2021 to £454.9 billion, including growth of £6.3 billion in the open mortgage book, alongside higher retail unsecured loan and credit card balances. Commercial Banking balances increased by £1.2 billion due to attractive growth opportunities in the Corporate and Institutional Banking portfolio, partly offset by repayments of government-backed lending. Customer deposits have decreased by £1.0 billion since the end of 2021, to £475.3 billion. This included Retail current account growth of £2.5 billion, more than offset by Commercial Banking deposit reductions of £3.7 billion. In 2022, due to market conditions, a reduction was seen in policyholder investments, primarily within financial assets at fair value through profit or loss. This was materially offset by a corresponding reduction in the related insurance and investment contract liabilities.

Total equity reduced during the year as the Group's profits were more than offset by reductions in the cash flow hedging reserve due to the rising rate environment, the impact of pension scheme remeasurements given market conditions and the impact of in-year distributions, including the share buyback programme that was announced in February 2022 in respect of 2021. This programme completed on 11 October 2022, with c.4.5 billion ordinary shares repurchased.

SUMMARY OF GROUP RESULTS (continued)

Underlying resultsA

The Group's underlying profit for the year was £7,448 million, compared to £7,536 million for 2021. Growth in net income and reduced total costs were offset by an increased impairment charge, largely as a result of a deterioration in the economic outlook for the UK, versus the underlying impairment credit in 2021. Underlying profit before impairment for the period was up 46 per cent to £8,958 million, driven by net income growth and lower remediation costs. In the fourth quarter, underlying profit before impairment was £2,438 million, up 2 per cent on the third quarter.

Net incomeA

	2022 £m	2021 £m	Change %

Underlying net interest income	13,172	11,163	18
Underlying other income	5,249	5,060	4
Operating lease depreciation	(373)	(460)	19
Net incomeA	18,048	15,763	14

Banking net interest marginA	2.94%	2.54%	40bp
Average interest-earning banking assetsA	£452.0bn	£444.6bn	2

Net income of £18,048 million was up 14 per cent on 2021, with higher net interest income and other income as well as a continued low charge for operating lease depreciation.

Net interest income of £13,172 million was up 18 per cent, driven by a stronger banking net interest margin of 2.94 per cent (2021: 2.54 per cent) and higher average interest-earning banking assets. The net interest margin benefitted from UK Bank Rate increases, structural hedge earnings from the rising rate environment and continued funding and capital optimisation, partly offset by lower mortgage margins. In the fourth quarter, the net interest margin increased to 3.22 per cent from 2.98 per cent in the third quarter, in part due to timing benefits from UK Bank Rate rises. Average interest-earning banking assets were up 2 per cent compared to 2021 at £452.0 billion, supported by continued growth in the open mortgage book. The Group now expects the banking net interest margin for 2023 to be greater than 305 basis points.

The Group manages the risk to its earnings and capital from movements in interest rates by hedging the net liabilities which are stable or less sensitive to movements in rates. As at 31 December 2022, the Group's structural hedge had an approved capacity of £255 billion (up £15 billion on 31 December 2021). Customer deposits have increased by c.£65 billion since the end of 2019; hedge capacity increased by £70 billion during the same period, of which c.£45 billion came from deposit growth and c.£25 billion from investment of existing deposits. The Group continues to review the stability of underlying deposits and their eligibility for the structural hedge. The nominal balance of the structural hedge was £255 billion at 31 December 2022 (31 December 2021: £240 billion) with a weighted-average duration of approximately three-and-a-half years (31 December 2021: approximately three-and-a-half years). The Group generated £2.6 billion of total gross income from structural hedge balances in 2022, representing growth over the prior year (2021: £2.2 billion).

Underlying other income of £5,249 million was 4 per cent higher compared to £5,060 million in 2021, including £1,438 million in the fourth quarter, up 12 per cent on the third quarter. This reflected improved performance across Retail and Commercial Banking while Insurance, Pensions and Investments (previously Insurance and Wealth) benefitted from assumption changes from the annual basis review.
SUMMARY OF GROUP RESULTS (continued)

Within Retail, other income was up 8 per cent on prior year, including improved current account and credit card performance. Retail other income was up slightly in the fourth quarter. Commercial Banking was up 9 per cent versus the prior year reflecting higher financial markets activity, also driving growth in the fourth quarter and strong performance in transaction banking, partly offset by lower levels of corporate financing activity. Insurance, Pensions and Investments other income was 12 per cent higher than the prior year. This largely reflected the impact of increased workplace pension income and bulk annuity deals along with the inclusion of Embark income and a benefit from assumption changes. Growth was partly offset by a decrease in the general insurance business contribution, primarily driven by pricing pressures and severe weather event claims of £108 million (2021: £11 million). Assumption and methodology changes of £348 million in the year (2021: £111 million), included £229 million in the fourth quarter, relating to updated longevity assumptions and a significant improvement in persistency assumptions. Other income associated with the Group's equity investments businesses, including Lloyds Development Capital, of £468 million was £214 million lower than the previous year after particularly strong contributions in 2021.

The Group delivered good organic growth in Insurance, Pensions and Investments and Wealth (reported within Retail) assets under administration (AuA), with combined £9 billion net new money1 in open book AuA over the year. In total, open book AuA stand at £160 billion.

Looking forward, IFRS 17 will impact the phasing of profit recognition for insurance contracts. From the first quarter of 2023 insurance new business revenue within other income will be spread over the period the Group provides services to its policyholders (versus recognised up front under outgoing IFRS 4 accounting standards). Similarly, impacts from assumption changes will be spread over the life of the relevant contracts.

Operating lease depreciation of £373 million (2021: £460 million), reflected continued strength in used car prices, combined with the ongoing impact of a reduced, but stabilising, Lex fleet size, given industry-wide supply constraints in the new car market.

1  Excludes market movements and Embark assets transferred on acquisition; includes post acquisition Embark net flows.

Total costsA

	2022 £m	2021 £m	Change %

Operating costsA,1	8,835	8,312	(6)
Remediation	255	1,300	80
Total costsA,1	9,090	9,612	5

Cost:income ratioA,1	50.4%	61.0%	(10.6)pp

1  2021 comparatives have been presented to reflect the new cost basis, consistent with the current period. See page 34.

Cost discipline remains a core focus for the Group. The Group's cost:income ratio was 50.4 per cent, compared to 61.0 per cent in 2021. Total costs of £9,090 million were 5 per cent lower than in 2021 (with £2,565 million in the fourth quarter). Within this, lower remediation costs (down 80 per cent) were partially offset by increased operating costs of £8,835 million (up 6 per cent), reflecting higher planned strategic investment and costs in new businesses. Business-as-usual costsA were stable, with ongoing cost discipline in the context of inflationary pressures and increased staff payments. Operating costs are expected to be higher in 2023 at c.£9.1 billion (2022: £8.8 billion), given inflationary pressure and the peak of the Group's planned strategic investment, partially mitigated by continued cost efficiency.

In 2022 the Group recognised remediation costs of £255 million (£166 million in the fourth quarter). These principally relate to pre-existing programmes and are significantly lower than 2021 (£1,300 million). Within remediation there was an additional charge of £50 million relating to HBOS Reading in the fourth quarter. The provision held in respect of HBOS Reading continues to reflect the Group's best estimate of its full liability, albeit uncertainties remain.

SUMMARY OF GROUP RESULTS (continued)

Underlying impairmentA

	2022 £m	20211,2 £m	Change %

Charges (credits) pre-updated MES3
Retail	773	672	(15)
Commercial Banking	122	(357)
Other	20	(1)
	915	314
Updated economic outlook
Retail	600	(1,120)
Commercial Banking	395	(579)
Other	(400)	-
	595	(1,699)
Underlying impairment charge (credit)A	1,510	(1,385)

Asset quality ratioA	0.32%	(0.31)%

1    Non lending-related fraud costs, previously reported within underlying impairment, are now included within operating costs. Comparatives have been presented on a consistent basis.

2  Impairment charges for Retail, Commercial Banking and Other reflect the new organisation structure; comparatives have been presented on a consistent basis. See page 82.

3  Impairment charges excluding the impact from updated economic outlook taken each quarter. Coronavirus impacted restructuring cases, previously disclosed separately, are now reported within charges pre-updated MES (multiple economic scenarios); comparatives have been presented on a consistent basis.

Asset quality remains strong, with sustained low levels of new to arrears and very modest evidence of deterioration in observed credit metrics, despite the inflationary pressures on affordability during the latter half of the year. Underlying impairment was a net charge of £1,510 million (2021: credit of £1,385 million), resulting in an asset quality ratio of 32 basis points. This reflects a more normalised, but still low, pre-updated multiple economic scenarios (MES) charge of £915 million in the year (2021: £314 million, net of £357 million release in Commercial Banking largely driven by write-backs), equivalent to an asset quality ratio of 20 basis points. In addition, the Group recognised a net £595 million MES charge, including £82 million in the fourth quarter (2021: a credit of £1,699 million), as a result of updates to the Group's economic outlook and associated scenarios. The updated outlook addresses risks from a higher inflation and interest rate environment that have emerged over the year. A charge of £1,145 million relating to these risks is partly offset by a credit of £550 million from the release of COVID-19 judgements, including the £400 million release of the COVID-19 central adjustment.

The fourth quarter saw an impairment charge of £465 million. This included a pre-updated MES charge of £383 million and also captures a further material charge in Commercial Banking on a pre-existing single case. The fourth quarter pre-updated MES charge includes additional expected credit loss (ECL) allowance build in Stage 1 as it rolls forward, picking up the elevated defaults expected in the fourth quarter of 2023, as well as recent observed behaviour. The small observed increase in defaults has been partially offset by an improvement in observed loss rates, largely within UK mortgages and unsecured portfolios as a result of collections policy changes and enhanced customer support initiatives.

The Group's loan portfolio continues to be well-positioned, reflecting a prudent through-the-cycle approach to lending with high levels of security, reflected in strong recovery performance. Observed credit performance remains strong, with very modest evidence of deterioration and the flow of assets into arrears, defaults and write-offs remaining at low levels and largely below pre-pandemic levels.
SUMMARY OF GROUP RESULTS (continued)

The Group's ECL allowance increased by £0.3 billion in the fourth quarter to £5.3 billion (31 December 2021: £4.5 billion). The ECL allowance is high by historical standards, £1.1 billion above 31 December 2019 and assumes that a large proportion of expected losses will crystallise over the next 12 to 18 months, before run rate losses return to around pre-pandemic levels. This uplift in defaults is forecast given the expected deterioration across a number of macroeconomic measures. The Group's base case predicts affordability pressures from inflation peaking at 10.3 per cent in the first quarter of 2023, alongside UK Bank Rate peaking at 4.0 per cent, with unemployment expected to build to 5.3 per cent in the first quarter of 2025. The economic outlook assumptions remain similar to those of the third quarter, with some fourth quarter ECL increases driven by models responding to updates to HPI and GDP forecasts, and additional management judgements raised in the quarter for affordability risks. The ECL uplift in the fourth quarter is also driven by a material update in the individual assessment of a pre-existing single case in Commercial Banking and model calibrations as mentioned above.

The ECL allowance continues to reflect a probability-weighted view of future economic scenarios built out from the base case and its associated conditioning assumptions. A 30 per cent weighting is applied to the base case, upside and downside scenarios and a 10 per cent weighting to the severe downside. All scenarios deteriorated during 2022 following the changes made to the base case outlook. The probability-weighted ECL is particularly impacted by the significance and non-linearity of losses from the severe downside scenario. In June 2022, the Group included an adjusted severe downside scenario to incorporate high CPI inflation and UK Bank Rate profiles and decided to adopt this adjusted scenario to calculate the Group's ECL. Given the increased severity of this severe downside scenario, there is a greater proportionate increase in ECL which builds further in the fourth quarter of 2022 due to sensitivity to model calibrations and new judgements introduced for inflationary and interest rate pressures.

Overall, management judgement adjustments have significantly reduced in the year, reflecting the balance of risks shifting from more idiosyncratic COVID-19 risks to broader macroeconomic risks from inflationary pressures and rising interest rates within the Group's base case and wider economic scenarios. Management judgements in respect of COVID-19 have been removed as the risks have either dissipated, or are now captured in model calibrations or other wider related judgements. Of the £0.8 billion released since 31 December 2021, £0.6 billion drives a credit to the impairment charge in the year, as prior risks have not emerged, with the remaining £0.2 billion now captured within ECL portfolio models, where previously distorted data or trends have now normalised. Judgemental adjustments for risks in relation to inflationary pressures, not deemed to be fully captured by models, are £0.2 billion at 31 December 2022. These are across Retail portfolios where the perceived affordability risks to certain segments are adjusted, largely through default assumptions, at customer level.

Observed portfolio performance remains strong, with impact on Stage 2 loans and advances to customers mostly due to the effect from updated MES or model changes driven by CRD IV regulatory requirements1. As a result, Stage 2 loans and advances to customers increased to £66 billion (31 December 2021: £42 billion), with 93 per cent up to date (31 December 2021: 86 per cent). Of the £24 billion increase, £8 billion of the increase was due to changes in credit risk measurement and modelling associated with CRD IV regulatory requirements1 within UK mortgages in the first half of the year. £15 billion occurred in the third quarter as a result of the updated economic outlook reflected in the MES, largely in UK mortgages and Commercial Banking (99 per cent of which related to up to date loans). In the fourth quarter Stage 2 assets increased by £2 billion, all of which are up to date accounts, largely in Retail as a result of model calibrations and additional management judgements. Stage 3 assets were £11 billion as at 31 December 2022 (31 December 2021: £9 billion) and stable compared to 30 September 2022. The £2 billion increase in Stage 3 assets over the year is primarily driven by changes in credit risk measurement and modelling associated with CRD IV regulatory requirements1 since the end of 2021 and not reflective of observed deterioration.

On the basis of the current economic assumptions, the Group expects the asset quality ratio to be c.30 basis points in 2023.

1  As previously outlined, on 1 January 2022 the Group amended its definition of Stage 3 for UK mortgages, maintaining alignment between IFRS 9 and regulatory definitions of default. For UK mortgages, default was previously deemed to have occurred no later than when a payment was 180 days past due. In line with CRD IV this definition has now been reduced to 90 days, as well as including end-of-term payments on past due interest-only accounts and any non-performing loans. Furthermore, additional assets moved to Stage 2 given the consequential change in approach to the prediction and modelling of up to date accounts and their likelihood of reaching the new broader definition of default in the future. Given the accounts that moved to Stage 2 were up to date with low probability of default, there was no material ECL impact.
SUMMARY OF GROUP RESULTS (continued)

Restructuring, volatility and other items

	2022 £m	2021 £m	Change %

Underlying profitA	7,448	7,536	(1)
Restructuring1	(80)	(452)	82
Volatility and other items
Market volatility and asset sales	(252)	87
Amortisation of purchased intangibles	(70)	(70)
Fair value unwind	(118)	(199)	41
	(440)	(182)
Statutory profit before tax	6,928	6,902
Tax expense	(1,373)	(1,017)	(35)
Statutory profit after tax	5,555	5,885	(6)

Earnings per share	7.3p	7.5p	(0.2)p
Return on tangible equityA	13.5%	13.8%	(0.3)pp
Tangible net assets per shareA	51.9p	57.5p	(5.6)p

1  2021 comparatives have been presented to reflect the new cost basis, consistent with the current period. See page 34.

Restructuring costs of £80 million included costs associated with the integration of Embark and were significantly lower than in 2021 (£452 million), which included a software write-off as the Group invested in new technology and systems infrastructure. Since the first quarter of 2022 all restructuring costs, with the exception of merger, acquisition and integration costs, have been reported as part of the Group's operating costs.

Volatility and other items were a net loss of £440 million for the year, comprising £252 million of negative market volatility and £188 million relating to amortisation of purchased intangibles and fair value unwind. Market volatility included negative insurance volatility of £148 million due to rising interest rates and wider bond spreads partially offset by inflation (net of hedging), in addition to negative banking volatility of £46 million. This compares to gains during 2021 of £87 million, including positive insurance and banking volatility, partly offset by liability management losses and other statutory items. In the fourth quarter, a market volatility loss of £157 million included £120 million of negative banking volatility, principally from sterling strengthening.

Further information on the reconciliation of underlying to statutory results is included on page 36.

Tax

The Group recognised a tax expense of £1,373 million for the year (2021: £1,017 million), with £239 million in the fourth quarter. The expense for the year included a £222 million benefit recognised in the fourth quarter in relation to tax deductibility of provisions made in 2021 and a £53 million expense (2021: £954 million benefit) arising primarily on the remeasurement of deferred tax assets following the substantive enactment of the previously announced reduction in the rate of banking surcharge from 8 per cent to 3 per cent.

The Group expects a medium-term effective tax rate of around 27 per cent, which includes the impact of the reduction in the rate of banking surcharge and the increase in corporation tax rate from 19 per cent to 25 per cent, both of which come into effect from 1 April 2023. An explanation of the relationship between the tax expense and the Group's accounting profit for the year is set out on page 71 and in note 14 of the 2022 Annual Report and Accounts.

Tangible net assets and returnsA

Tangible net assets per share were 51.9 pence, down from 57.5 pence at 31 December 2021. The favourable impact from profits supported strong distributions, with further benefits from a reduction in shares from the share buyback (3.4 pence) more than offset by cash flow hedge reserve movements as a result of increased interest rates (7.5 pence). In the fourth quarter, tangible net assets per share were up 2.9 pence (30 September 2022: 49.0 pence), driven by the favourable impact from profits and cash flow hedge reserve movements.

SUMMARY OF GROUP RESULTS (continued)

The return on tangible equity for 2022 was 13.5 per cent, reflecting the Group's robust financial performance (2021: 13.8 per cent). The Group expects the return on tangible equity to be c.13 per cent in 2023. Earnings per share were 7.3 pence (2021: 7.5 pence). In the comparative period of 2021, both the return on tangible equity and earnings per share benefitted from a net impairment credit and remeasurement of deferred tax assets.

Balance sheet

	At 31 Dec 2022	At 31 Dec 2021	Change %

Loans and advances to customers	£454.9bn	£448.6bn	1
Customer deposits	£475.3bn	£476.3bn
Loan to deposit ratioA	96%	94%	2pp

Wholesale funding1	£100.3bn	£93.1bn	8
Wholesale funding <1 year maturity	£37.5bn	£30.3bn	24
Of which money-market funding <1 year maturity2	£24.8bn	£16.1bn	54
Liquidity coverage ratio - eligible assets3	£144.7bn	£140.2bn	3
Liquidity coverage ratio4	144%	135%	9pp

1  Wholesale funding includes significant risk transfer securitisations issued by special purpose vehicles of £1.6 billion (31 December 2021: £1.7 billion); the comparative has been presented on a consistent basis.

2  Excludes balances relating to margins of £2.6 billion (31 December 2021: £3.8 billion).

3  Eligible assets are calculated as an average of month end observations over the previous 12 months post any liquidity haircuts.

4  The liquidity coverage ratio is calculated as a simple average of month-end observations over the previous 12 months.

Loans and advances to customers increased by 1 per cent on 31 December 2021 to £454.9 billion, including growth of £6.3 billion in the open mortgage book, alongside higher retail unsecured loan and credit card balances. Commercial Banking balances increased by £1.2 billion due to attractive growth opportunities in the Corporate and Institutional Banking portfolio, partly offset by repayments of government-backed lending. Customer deposits have decreased by £1.0 billion since the end of 2021, to £475.3 billion. This included Retail current account growth of £2.5 billion, more than offset by Commercial Banking deposit reductions of £3.7 billion. Deposits were down £9.0 billion in the fourth quarter with reductions in Commercial Banking and Retail. Commercial Banking deposits were down £6.4 billion, as the expected outflows of short term Corporate and Institutional Banking deposits materialised, alongside the seasonality and the impact of management actions. Retail deposits were down £1.7 billion, with reductions in current accounts, partially offset by increased savings balances.

In January 2023, the Group successfully completed a transaction under which £2.5 billion of legacy Retail mortgage loans were securitised with much of the risk placed in the market. The transaction results in the derecognition of the mortgage assets from the Group's balance sheet, supporting the Group's capital and risk management.

The Group has maintained its strong funding and liquidity position with a loan to deposit ratio of 96 per cent, stable on 2021, continuing to provide robust funding and liquidity and potential for growth. The Group's funding and liquidity position is further discussed on page 61.

The Group continued to access wholesale funding across a range of currencies and markets. Issuance volumes in 2022 totalled £9.3 billion (31 December 2021: £3.4 billion), of which £7.7 billion at 31 December 2022 was issued by Lloyds Banking Group plc across senior unsecured, T2 and AT1 (31 December 2021: £2.8 billion). Total wholesale funding increased to £100.3 billion at 31 December 2022 (31 December 2021: £93.1 billion) as a result of short term funding which has increased towards more normalised levels and maintains the Group's access to diverse sources and tenors of funding. The total outstanding amount of drawings from the Term Funding Scheme with additional incentives for SMEs (TFSME) has remained stable at £30.0 billion at 31 December 2022 (31 December 2021: £30.0 billion), with maturities in 2025, 2027 and beyond.

SUMMARY OF GROUP RESULTS (continued)

Capital

	At 31 Dec 2022	At 31 Dec 2021	Change %

CET1 ratio	15.1%	17.3%	(2.2)pp
Pro forma CET1 ratioA,1	14.1%	16.3%	(2.2)pp
Total capital ratio	19.7%	23.6%	(3.9)pp
MREL ratio	31.7%	37.2%	(5.5)pp
UK leverage ratio	5.6%	5.8%	(0.2)pp
Risk-weighted assets	£210.9bn	£196.0bn	8

1  31 December 2022 reflects the dividend received from Insurance in February 2023 and the full impact of the announced share buyback, but excludes the impact of the phased unwind of IFRS 9 relief on 1 January 2023. The 31 December 2021 comparative reflects the dividend received from Insurance in February 2022 and the full impact of the share buyback in respect of 2021 that completed in 2022, but excludes the impact of regulatory changes that came into effect on 1 January 2022.

Pro forma CET1 ratio as at 31 December 20211	16.3%
Regulatory change on 1 January 2022 (bps)	(230)
Pro forma CET1 ratio as at 1 January 2022	14.0%
Banking build (including impairment charge) (bps)	230
Insurance dividend (bps)	21
Risk-weighted assets (bps)	14
Fixed pension deficit contributions (bps)	(31)
Other movements (bps)	11
Capital generation (bps)	245
Ordinary dividends (bps)	(81)
Share buyback accrual (bps)	(104)
Further variable pension contributions (bps)	(52)
Pro forma CET1 ratio as at 31 December 20222	14.1%

1    31 December 2021 ratio reflects the dividend received from Insurance in February 2022 and the full impact of the share buyback in respect of 2021 that completed in 2022.

2    31 December 2022 ratio reflects the dividend received from Insurance in February 2023 and the full impact of the announced share buyback.

The Group's pro forma CET1 capital ratio reduced from 16.3 per cent at 31 December 2021 to 14.1 per cent at 31 December 2022. This was driven by a reduction of 230 basis points on 1 January 2022 for regulatory changes (as previously reported), subsequently offset by strong pro forma capital generation of 245 basis points during the year. Capital generation reflected banking build of 230 basis points, including a net impairment impact of 44 basis points which benefitted from IFRS 9 transitional relief as described below. A further 21 basis points reflected the dividends received from the Insurance business in July 2022 (£300 million) and February 2023 (£100 million). Capital generation further benefitted from a post 1 January 2022 reduction in risk-weighted assets (excluding threshold movements), after foreign exchange impacts (which are hedged), equivalent to 14 basis points and other movements of 11 basis points. This was offset in part by 31 basis points relating to the full 2022 fixed pension deficit contributions for the Group's defined benefit pension schemes. Capital generation during the fourth quarter was 54 basis points.

Excluding the Insurance dividend received in February 2023 and the impact of the announced ordinary share buyback programme, the Group's CET1 capital ratio at 31 December 2022 was 15.1 per cent (31 December 2021: 17.3 per cent).

The net impairment impact of 44 basis points for the year reflects the impairment charge of 59 basis points, offset by IFRS 9 dynamic transitional relief of 15 basis points resulting from the increase in Stage 1 and Stage 2 expected credit losses in the second half of the year. On 1 January 2023 IFRS 9 static transitional relief came to an end and the transitional factor applied to IFRS 9 dynamic relief reduced by a further 25 per cent, resulting in an overall reduction of 15 basis points. The Group's pro forma CET1 capital ratio at 31 December 2022 does not include the impact of the reduced relief.

SUMMARY OF GROUP RESULTS (continued)

In relation to capital usage, the impact of the interim ordinary dividend paid in September 2022 and the accrual for the recommended final ordinary dividend equates to 81 basis points, with a further 104 basis points utilised to cover the accrual for the announced ordinary share buyback programme.

During the year, a total of £2.2 billion in pension deficit contributions (both fixed and variable) has been paid into the Group's three main defined benefit pension schemes. As previously announced, the fixed contributions for the year of £800 million (equivalent to 31 basis points) were paid in full during the first quarter. Variable contributions of £1,442 million paid during the year cover the full amount of agreed contributions relating to 30 per cent of in-year shareholder distributions of £1,042 million (in accordance with the current agreement with the Trustee), plus an additional £400 million paid in December (aggregate variable contributions equivalent to 52 basis points in total). The additional payment represents an acceleration of future planned contributions, following the strong capital generation in 2022 and ahead of the triennial renegotiation of pension contributions.

Risk-weighted assets were £196 billion at 31 December 2021 and increased by £16 billion to £212 billion (pro forma) on 1 January 2022, reflecting regulatory changes which include the anticipated impact of the implementation of new CRD IV models to meet revised regulatory standards for modelled outputs. The new CRD IV models remain subject to finalisation and approval by the PRA and therefore the resultant risk-weighted asset impact also remains subject to this. Risk-weighted assets reduced by £1 billion during the year (subsequent to the 1 January 2022 regulatory changes) to £211 billion at 31 December 2022. This largely reflected optimisation activity and Retail model reductions from the strong underlying credit performance, partly offset by the growth in balance sheet lending and the impact of foreign exchange movements. The Group expects risk-weighted assets to be between £220 billion and £225 billion at the end of 2024.

As previously indicated, capital generation in 2022 was strong at 245 basis points. The Group experienced a number of tailwinds, including the low charge for operating lease depreciation, transitional relief in relation to impairment, risk-weighted asset reductions (post 1 January 2022 regulatory changes), high Insurance dividends and the low effective tax rate charge. Looking forward, while these tailwinds are unlikely to repeat, banking capital generation is nonetheless expected to continue to be strong. The Group now expects capital generation in 2023 to be c.175 basis points.

The PRA reduced the Group's Pillar 2A CET1 capital requirement during the fourth quarter to around 1.5 per cent of risk-weighted assets (previously around 2 per cent of risk-weighted assets).

In December 2022 the UK countercyclical capital buffer rate increased to 1 per cent, increasing the Group's countercyclical capital buffer (CCyB) to around 0.9 per cent. This increase was partially offset by the removal of the CCyB related element of the PRA buffer. The planned increase in the UK countercyclical capital buffer rate to 2 per cent from July 2023 will lead to a further increase in the Group's CCyB to around 1.8 per cent.

The Financial Policy Committee (FPC) have amended the other systemically important institution (O-SII) buffer framework, changing the metric for determining the buffer rate from total assets to the leverage exposure measure of the Ring-Fenced Bank sub-group (RFB). This will apply from the next review point in December 2023 which will refer to the leverage exposure measure as at 31 December 2022, with any changes applying from 1 January 2025. Currently, the RFB's O-SII buffer is 2.0 per cent of risk-weighted assets, which equates to 1.7 per cent of risk-weighted assets at Group level. Based on the RFB's leverage exposure measure as at 31 December 2022, the O-SII buffer rate will be maintained at 2.0 per cent.

The current sum of the Group's regulatory CET1 capital requirement and capital buffers remains at around 11 per cent. The Board's view of the ongoing level of CET1 capital required to grow the business, meet current and future regulatory requirements and cover uncertainties continues to be around 12.5 per cent, plus a management buffer of around 1 per cent.

SUMMARY OF GROUP RESULTS (continued)

Pensions

The Group's three main defined benefit pension schemes continue to have an actuarial funding deficit, but are in a significantly stronger financial position than at 31 December 2021, when the deficit was c.£4 billion. During 2022, deficit contributions of £2.2 billion were paid into these schemes. The Group expects to make a further fixed contribution of £0.8 billion in the first half of 2023, consistent with 2021 and 2022. The Group has discussed with the Trustee the likelihood that further variable contributions will not be necessary in 2023 and beyond, dependent upon the outcome of the triennial valuation as at 31 December 2022. The Group expects to have substantially agreed the triennial valuation with the Trustee by the end of the third quarter of 2023, along with a revised contribution schedule in respect of any remaining deficit. Trustee agreement will be conditional upon prior feedback from the Pensions Regulator. The Group also expects that future contributions will become increasingly contingent in nature, such that they are only paid into the schemes if required. This will be reported on in future periods.

The schemes' funding position remained robust and did not experience any material impact from the market volatility seen in the latter part of the year. Asset prices fell in line with the broader market and hedges fell in value as interest rates rose. A similar impact was experienced on liability valuations which also fell in value given the portfolio was almost fully hedged. The Group's schemes used liability-driven investment strategies to achieve this outcome and as the hedging was maintained throughout the crisis, the strategy performed as expected.

Dividend and share buyback

The Group has a progressive and sustainable ordinary dividend policy whilst maintaining the flexibility to return surplus capital through buybacks or special dividends. The Board intends to pay down to its capital target within the course of the current plan, by the end of 2024.

In February 2022, the Board decided to return surplus capital in respect of 2021 through a share buyback programme of up to £2 billion. This commenced in February 2022 and completed in October 2022, with c.4.5 billion shares purchased.

The Board has recommended a final ordinary dividend of 1.60 pence per share, which, together with the interim ordinary dividend of 0.80 pence per share totals 2.40 pence per share, an increase of 20 per cent, in line with the Board's commitment to capital returns. The Board has also announced its intention to implement an ordinary share buyback of up to £2.0 billion which will commence as soon as is practicable and is expected to be completed by 31 December 2023. The Board intends to return surplus capital by way of a further buyback programme given the amount of surplus capital, the growth in ordinary dividends and the flexibility that a buyback programme offers. Based on the total ordinary dividend and the intended ordinary share buyback the total capital return in respect of 2022 will be up to £3.6 billion.

SEGMENTAL ANALYSIS - UNDERLYING BASISA
2022	Retail £m	Commercial Banking £m	Insurance, Pensions and Investments £m	Equity Investments and Central Items £m	Group £m

Underlying net interest income	9,774	3,447	(101)	52	13,172
Underlying other income	1,731	1,565	1,576	377	5,249
Operating lease depreciation	(368)	(5)	-	-	(373)
Net income	11,137	5,007	1,475	429	18,048
Operating costs	(5,175)	(2,496)	(1,042)	(122)	(8,835)
Remediation	(92)	(133)	(30)	-	(255)
Total costs	(5,267)	(2,629)	(1,072)	(122)	(9,090)
Underlying profit before impairment	5,870	2,378	403	307	8,958
Underlying impairment (charge) credit	(1,373)	(517)	(12)	392	(1,510)
Underlying profit	4,497	1,861	391	699	7,448

Banking net interest marginA	2.76%	3.93%			2.94%
Average interest-earning banking assetsA	£362.0bn	£90.0bn	-	-	£452.0bn
Asset quality ratioA	0.38%	0.52%			0.32%
Loans and advances to customers	£364.2bn	£93.7bn	-	(£3.0bn)	£454.9bn
Customer deposits	£310.8bn	£163.8bn	-	£0.7bn	£475.3bn
Risk-weighted assets	£111.7bn	£74.3bn	£0.1bn	£24.8bn	£210.9bn

2021	Retail1 £m	Commercial Banking1 £m	Insurance, Pensions and Investments1 £m	Equity Investments and Central Items £m	Group £m

Underlying net interest income2	8,577	2,602	(103)	87	11,163
Underlying other income	1,597	1,442	1,406	615	5,060
Operating lease depreciation	(442)	(18)	-	-	(460)
Net income	9,732	4,026	1,303	702	15,763
Operating costs3	(4,988)	(2,288)	(899)	(137)	(8,312)
Remediation	(360)	(830)	(123)	13	(1,300)
Total costs	(5,348)	(3,118)	(1,022)	(124)	(9,612)
Underlying profit before impairment	4,384	908	281	578	6,151
Underlying impairment credit3	447	936	-	2	1,385
Underlying profit	4,831	1,844	281	580	7,536

Banking net interest marginA,2	2.50%	2.96%			2.54%
Average interest-earning banking assetsA,2	£353.4bn	£91.2bn	-	-	£444.6bn
Asset quality ratioA,3	(0.13)%	(0.98)%			(0.31)%
Loans and advances to customers	£356.3bn	£92.5bn	-	(£0.2bn)	£448.6bn
Customer deposits	£308.4bn	£167.5bn	-	£0.4bn	£476.3bn
Risk-weighted assets	£96.4bn	£72.7bn	£0.1bn	£26.8bn	£196.0bn

1  The portfolios shown reflect the new organisation structure; comparatives have been presented on a consistent basis. See page 82.

2    During 2022, the Group revised its liquidity transfer pricing methodology. Comparative segmental net interest income has been presented on a consistent basis. Total Group figures are unaffected by these changes.

3  2021 comparatives have been presented to reflect the new cost basis, consistent with the current period. See page 34.

DIVISIONAL RESULTS

Retail

Retail offers a broad range of financial services products to personal customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions. Its aim is to build deep and enduring relationships that meet more of its customers' financial needs and improve their financial resilience throughout their lifetime, with personalised products and services. Retail operates the largest digital bank and branch network in the UK and continues to improve service levels and reduce conduct risk, whilst working within a prudent risk appetite. Through investment in strategic priority areas, alongside increasing use of data, Retail will deepen existing consumer relationships and broaden its intermediary offering, to improve customer experience, operational efficiency and enable increasingly tailored propositions.

Strategic progress

●  UK's largest digital bank, with 19.8 million digitally active users and customers logging in over 5 billion times during 2022, up 15 per cent on prior year

●  Market-leading apps rated ahead of competitors in 20221. Record mobile app releases, including enhanced in-app and chat integrated search functionality used over 19 million times by customers

●  Acquisition of Tusker, a vehicle management and leasing company focused on electric and low emissions vehicles, further developing the Group's Motor business and aligned to its sustainability ambitions

●  Tailored mass affluent banking products launched across current accounts and credit cards

●  Continued net open mortgage book growth of £6.3 billion and £14.3 billion lending to first time buyers

●  Proactively contacted customers to offer support due to the rising cost of living, including mortgage customers on standard variable rates who could benefit from a product transfer

●  Over 5,000 daily visits2 to the Cost of Living Support Hub. In excess of 5 million customers have registered for the Group's credit checking tool, Your Credit Score. In the year 147,000 customers3 have moved out of persistent debt (2021: 128,000)

●  £3.5 billion of green mortgage lending4, on track to meet 2024 target. Home retrofit partnership created with Octopus Energy and over 1 million visits to online Home Ecosystem

●  £2.1 billion financing and leasing for battery electric and plug-in hybrid vehicles, on track to meet 2024 target with over 70 per cent of deliveries in the year by Lex being battery electric or plug-in hybrid cars

Financial performance

●  Underlying net interest income 14 per cent higher, benefitting from the rising rate environment in liabilities and higher unsecured lending balances, partly offset by mortgage margin compression

●  Underlying other income 8 per cent higher from improved levels of customer activity across current accounts and credit cards. Operating lease depreciation decreased 17 per cent, due to the continued strength of used car prices given industry-wide supply constraints in the new car market

●  Operating costs 4 per cent higher reflecting higher planned strategic investment costs and the rebuilding of variable pay, partly offset by continued benefit from efficiency initiatives. Remediation charges, relating to pre-existing programmes, decreased to £92 million

●  Underlying impairment charge £1,373 million. Portfolio remains resilient with a modest trend towards normalising credit performance during the second half. Updated economic scenarios, including inflation and interest rate pressures, have contributed to an increased charge (compared to a credit in the prior year)

●  Customer lending increased 2 per cent in the period with continued net open mortgage book growth of £6.3 billion and growth across credit cards and loans, partially offset by the continued run off of the closed mortgage book

●  Customer deposits increased 1 per cent in the period. Overall balances are resilient, in the context of cost of living impacts on customers and increased competition, with current account balances up by 2 per cent

●  Risk-weighted assets up 16 per cent in the period, driven by regulatory changes on 1 January 2022. Excluding these changes, risk-weighted assets are lower, benefitting from optimisation activity and strong underlying credit performance

1  Across Google Play and App Store, out of 36,000 written reviews, 76 per cent of customers rated the Group's apps 5-star (84 per cent 4-star and above).

2  Refers to average daily visits since launch in July 2022.

3  Data is 11 months to 30 November 2022. Comparator is 11 months to 30 November 2021.

4  As at 30 September 2022.

DIVISIONAL RESULTS (continued)

Retail (continued)

Retail performance summaryA
	2022 £m	20211 £m	Change %

Underlying net interest income2	9,774	8,577	14
Underlying other income	1,731	1,597	8
Operating lease depreciation	(368)	(442)	17
Net income	11,137	9,732	14
Operating costs3	(5,175)	(4,988)	(4)
Remediation	(92)	(360)	74
Total costs	(5,267)	(5,348)	2
Underlying profit before impairment	5,870	4,384	34
Underlying impairment (charge) credit3	(1,373)	447
Underlying profit	4,497	4,831	(7)

Banking net interest marginA,2	2.76%	2.50%	26bp
Average interest-earning banking assetsA	£362.0bn	£353.4bn	2
Asset quality ratioA,3	0.38%	(0.13)%

1  Reflects the new organisation structure; comparatives have been presented on a consistent basis. See page 82.

2  During 2022, the Group revised its liquidity transfer pricing methodology. Comparative segmental net interest income has been presented on a consistent basis.

3  2021 comparatives have been presented to reflect the new cost basis, consistent with the current period. See page 34.
	At 31 Dec 2022 £bn	At 31 Dec 2021 £bn	Change %

Open mortgage book	299.6	293.3	2
Closed mortgage book	11.6	14.2	(18)
Credit cards1	14.3	13.8	4
UK unsecured loans	8.7	8.1	7
UK Motor Finance	14.3	14.0	2
Overdrafts	1.0	1.0
Wealth	0.9	1.0	(10)
Other2	13.8	10.9	27
Loans and advances to customers	364.2	356.3	2
Operating lease assets	4.8	4.1	17
Total customer assets	369.0	360.4	2

Current accounts	114.0	111.5	2
Relationship savings	166.3	164.5	1
Tactical savings	16.1	16.8	(4)
Wealth	14.4	15.6	(8)
Customer deposits	310.8	308.4	1

Risk-weighted assets	111.7	96.4	16

1  Reflects the new organisation structure; comparatives have been presented on a consistent basis. See page 82.

2  Primarily Europe.

DIVISIONAL RESULTS (continued)

Commercial Banking

Commercial Banking serves small and medium businesses as well as corporate and institutional clients, providing lending, transactional banking, working capital management, debt financing and risk management services. Through investment in digital capability and product development, Commercial Banking will deliver an enhanced customer experience via a digital first Business model and expanded client propositions, generating diversified capital efficient growth and supporting customers on their transition to net zero.

Strategic progress

●  Proactively contacted more than 550,000 customers to offer support in maintaining financial resilience through the cost of living challenges; driven by analytically led client engagement utilising financial wellbeing tools

●  Digitising business and transforming customer journeys; strengthening invoice finance proposition through a strategic fintech partnership which will deliver the first end-to-end digital single platform solution offered by a UK bank

●  Exceeded full year target of 20 per cent growth in new merchant services clients, with strong foundations for growth as the Group continues to invest in products and digital onboarding capabilities

●  Delivered c.£8 billion1 of Corporate and Institutional green and sustainable financing in 2022, demonstrating significant progress towards the £15 billion commitment by the end of 2024. Supported purpose-driven growth within loan origination and businesses transitioning to net zero

●  Increased the number and scale of commodity hedging solution trades to help clients manage their exposure to highly volatile energy markets, including the launch of carbon emission allowance transactions2

●  Strengthened originate to distribute capability, including entering into our first strategic co-investment partnership to support clients' long term needs and increase balance sheet efficiency for the Group

●  Upgraded rates digital product offering and foreign exchange pricing in addition to delivering the first phase of the new foreign exchange platform

●  Enhancing cash management capabilities in the Islands business, onboarding to the new platform with leading API functionality

●  Developing data-driven insights including launch of Lloyds Bank Market Intelligence, a product leveraging the Group's data and customer transactions to support clients' strategic goals

Financial performance

●  Underlying net interest income increased 32 per cent to £3,447 million, reflecting the higher rate environment and strong portfolio management across both assets and liabilities

●  Underlying other income of £1,565 million, up 9 per cent on the prior year, driven by higher financial markets activity and strong performance in transactional banking, partly offset by lower levels of corporate financing activity

●  Operating costs 9 per cent higher, reflecting higher planned strategic investment costs and the rebuilding of variable pay, partly offset by continued benefit from efficiency initiatives

●  Remediation charges of £133 million, including a charge related to HBOS Reading in the fourth quarter

●  Underlying impairment charge of £517 million (compared to a credit in the prior year) driven by the revised macroeconomic outlook and a further material charge on a pre-existing single case; the portfolio performance remains strong, with only modest evidence of deterioration observed in the fourth quarter

●  Customer lending 1 per cent higher at £93.7 billion due to attractive growth opportunities and foreign exchange movements in the Corporate and Institutional portfolio, partly offset by net repayments within Small and Medium Businesses including government-backed lending

●  Customer deposits decreased to £163.8 billion, reflecting pricing decisions based on Group liquidity requirements

●  Risk-weighted assets increased 2 per cent to £74.3 billion, driven by the impact of regulatory changes on 1 January 2022, capital accretive balance sheet growth and foreign exchange movements, partly offset by ongoing optimisation

1  Includes the clean growth finance initiative, Commercial Real Estate green lending, renewable energy financing, sustainability linked loans and green and social bond facilitation.

2    Under the UK Emissions Trading Scheme.

DIVISIONAL RESULTS (continued)

Commercial Banking (continued)

Commercial Banking performance summaryA
	2022 £m	20211 £m	Change %

Underlying net interest income2	3,447	2,602	32
Underlying other income	1,565	1,442	9
Operating lease depreciation	(5)	(18)	72
Net income	5,007	4,026	24
Operating costs3	(2,496)	(2,288)	(9)
Remediation	(133)	(830)	84
Total costs	(2,629)	(3,118)	16
Underlying profit before impairment	2,378	908
Underlying impairment (charge) credit3	(517)	936
Underlying profit	1,861	1,844	1

Banking net interest marginA,2	3.93%	2.96%	97bp
Average interest-earning banking assetsA	£90.0bn	£91.2bn	(1)
Asset quality ratioA,3	0.52%	(0.98%)

1  Reflects the new organisation structure; comparatives have been presented on a consistent basis. See page 82.

2  During 2022, the Group revised its liquidity transfer pricing methodology. Comparative segmental net interest income has been presented on a consistent basis.

3  2021 comparatives have been presented to reflect the new cost basis, consistent with the current period. See page 34.
	At 31 Dec 2022 £bn	At 31 Dec 20211 £bn	Change %

Small and Medium Businesses	37.7	42.5	(11)
Corporate and Institutional Banking	56.0	50.0	12
Loans and advances to customers	93.7	92.5	1

Customer deposits	163.8	167.5	(2)

Risk-weighted assets	74.3	72.7	2

1  Reflects the new organisation structure; comparatives have been presented on a consistent basis. See page 82.

DIVISIONAL RESULTS (continued)

Insurance, Pensions and Investments

Insurance, Pensions and Investments supports over 10 million customers with Assets under Administration (AuA) of £197 billion (excluding Wealth) and annualised annuity payments of over £1.1 billion. The Group continues to invest significantly in the development of the business, including investment propositions to support the Group's mass affluent strategy, innovating intermediary propositions through the Cavendish Online acquisition and Embark, and accelerating the transition to a low carbon economy.

Strategic progress

●  Growth in investment and retirement business, with over £8 billion net new open book money1 in the period, despite difficult market conditions. Open book AuA of £146 billion (23 per cent growth), including Embark

●  Workplace Pensions business saw a 12 per cent increase in total regular contributions to pensions administered, with £6.2 billion net AuA flows and 16 per cent AuA share as at 31 December 2022

●  Direct to consumer ready-made investment offering now launched into the mobile banking apps, leveraging capability acquired with Embark and supporting the development of the Group's new mass affluent proposition

●  On track to meet the target of between £20 billion and £25 billion invested in climate-aware investment strategies through Scottish Widows by 2025, with £12 billion invested in 2022 in line with the Climate Action Plan

●  Deployed new features and enhancements to Individual Annuity products, including increasing the maximum age on Open Market products and introducing Value Protection, supporting the target of maintaining 15 per cent market share

●  Progress towards the goal of being a top three protection provider by 2025, acquiring Cavendish Online and protecting over 25,000 families (up c.50 per cent) through the Group's direct channels. Grew market share c.1 percentage point2

●  Investing in the General Insurance business to digitise customer claims and servicing journeys and expand the Group's brand presence through MBNA. Supporting profitable growth in the long term through improved customer experience

●  Migrated c.3.5 million policies to strategic platforms, and decommissioned over 40 legacy applications. Added drawdown functionality to core pension products, enhancing the experience for customers when they reach retirement

●  Scottish Widows awarded five stars in the Financial Service Awards across Insurance, Pensions and Investments for the seventh year in a row

Financial performance

●  Strong net income growth (13 per cent) with increased new business and £348 million assumption changes, reflecting improved persistency and updated longevity assumptions, though General Insurance net income decreased

●  Life, Pensions and Investments (LP&I) new business income increased by £109 million (34 per cent), with underlying volumes up 8 per cent

●  Inclusion of Embark contributes £45 million net income since acquisition, with estimated £3 billion sales volumes

●  Strengthened the Workplace proposition, with £44 million growth in new business income

●  Investment in the annuity business supporting 78 per cent new business income growth (£62 million) and £967 million bulk annuities sales

●  Continued to grow the Protection offering, with new business income up 31 per cent

●  General Insurance income net of claims decreased £167 million, with £108 million severe weather related claims (including £52 million from the adverse weather in December) and a reduction in sales volumes, driven by market challenges as insurers have reacted to pricing reforms

●  Stockbroking income increased 25 per cent to £50 million with interest income benefitting from rate rises

●  Operating costs increased by £143 million (16 per cent) reflecting higher planned strategic investment costs, the rebuilding of variable pay and the inclusion of Embark

●  Underlying profit increased by £110 million to £391 million, including a benefit from a reduction in remediation costs

Insurance capital and liquidity

●  Strong capital position supported a final dividend of £100 million paid to Lloyds Banking Group (following £300 million in July 2022), with an estimated Insurance Solvency II ratio of 163 per cent (159 per cent after proposed dividend)

●  Credit asset portfolio remains strong, rated 'A -' on average, well diversified, with less than 1 per cent of assets backing annuities being sub investment grade or unrated. Strong liquidity position with c.£3.5 billion cash and cash like assets

1  Excludes market movements and Embark assets transferred on acquisition; includes post acquisition Embark net flows.

2  ABI data for nine months ended 30 September 2022.

DIVISIONAL RESULTS (continued)

Insurance, Pensions and Investments (continued)

Insurance, Pensions and Investments performance summaryA
	2022 £m	20211 £m	Change %

Underlying net interest income2	(101)	(103)	2
Underlying other income	1,576	1,406	12
Net income	1,475	1,303	13
Operating costs3	(1,042)	(899)	(16)
Remediation	(30)	(123)	76
Total costs	(1,072)	(1,022)	(5)
Underlying profit before impairment	403	281	43
Underlying impairment charge3	(12)	-
Underlying profit	391	281	39

Life and pensions sales (PVNBP)4	21,687	17,289	25
General insurance underwritten new gross written premiums	55	87	(37)
General insurance underwritten total gross written premiums	486	655	(26)
General insurance combined ratio5	113%	101%	12pp

	At 31 Dec 2022£bn	At 31 Dec 2021 £bn	Change %

Insurance Solvency II ratio (pre-dividend)6	163%	191%	(28)pp
Total customer assets under administration1	197.3	179.2	10

1  Reflects the new organisation structure; comparatives have been presented on a consistent basis. See page 82.

2  During 2022, the Group revised its liquidity transfer pricing methodology. Comparative segmental net interest income has been presented on a consistent basis.

3  2021 comparatives have been presented to reflect the new cost basis, consistent with the current period. See page 34.

4  Present value of new business premiums.

5  General insurance combined ratio for 2022 includes £108 million relating to event weather claims (storm, subsidence and freeze) (2021: £11 million). 2021 also includes the £91 million regulatory fine relating to the way the Group historically communicated with home insurance customers regarding their renewals. Excluding these items and reserve releases the ratio was 94 per cent (2021: 87 per cent).

6  Equivalent estimated regulatory view of ratio (including With Profits funds and post-dividend) was 152 per cent (31 December 2021: 169 per cent).

DIVISIONAL RESULTS (continued)

Insurance, Pensions and Investments (continued)

Income by product group
	2022			2021
	New business £m	Existing business £m	Total £m	New business £m	Existing business £m	Total £m

Workplace, planning and retirement	240	130	370	201	110	311
Individual and bulk annuities	141	101	242	79	83	162
Protection	42	22	64	32	20	52
Longstanding	9	303	312	11	286	297
Total LP&I	432	556	988	323	499	822
Life and pensions experience and other items			279			161
General insurance			113			280
Embark			45
Stockbroking			50			40
Net income			1,475			1,303

Volatility arising in the insurance business

Volatility included in the Group's statutory results before tax comprises the following:
	2022 £m	2021 £m

Insurance volatility	(735)	503
Policyholder interests volatility	236	366
Total volatility	(499)	869
Insurance equity hedging arrangements	351	(592)
Total	(148)	277

The Group's insurance business has policyholder liabilities that are supported by substantial holdings of investments. IFRS requires that the changes in both the value of the liabilities and the investments are reflected within the income statement. The value of the liabilities does not move exactly in line with changes in the value of the investments. As the investments are substantial, movements in their value can have a significant impact on the profitability of the Group. Management believes that it is appropriate to disclose the division's results on the basis of an expected return. The impact of the actual return on these investments differing from the expected return is included within insurance volatility.

Insurance volatility movements during 2022 were largely driven by significant increases in interest rates, equity falls and bond spreads widening, offset to some extent by inflation increases (net of inflation hedging). Although the Group manages its exposures to equity, interest rate, foreign currency exchange rate, inflation and market movements within the Insurance division, it does so by managing the impacts on both capital and earnings volatility, though the extent to which these bases are hedged needs to be balanced. For example, equity market movements are hedged within Insurance on a Solvency II capital basis and whilst this also reduces the IFRS earnings exposure to equity market movements, the hedge works to a lesser extent from an IFRS earnings perspective.
DIVISIONAL RESULTS (continued)

Insurance, Pensions and Investments (continued)

Changes in insurance assumptions and methodology

The following impacts from assumption changes are included within Insurance, Pensions and Investments underlying other income.
	2022 £m	2021 £m

Persistency	229	(15)
Mortality, longevity and morbidity	112	149
Expense assumptions	9	(94)
Other	(2)	3
Total assumption changes	348	43
Methodology changes	-	68
Total assumption and methodology changes	348	111

Key life and pensions assumptions and methodologies are formally updated through the annual basis review in the fourth quarter of each year. However, assumptions are monitored throughout the year and are updated at half-year where there is a compelling reason to do so.

The current period assumptions and methodology changes impact of £348 million, includes a benefit from updating to the latest industry longevity assumptions and a significant improvement in persistency assumptions (including benefit from adding drawdown functionality to the Group's core pension products).

Implementation of IFRS 17

IFRS 17 is an accounting standard that changes the way profit is recognised for insurance contracts. Rather than recognise the expected profit for an insurance contract at its inception, IFRS 17 requires that the expected profit for providing insurance contract services is recognised over the period insurance contract services are provided. The profit is calculated based on discounted best estimate cash flows and an associated risk adjustment and is recognised by the creation of a contractual service margin (CSM) on the balance sheet, which is released to the income statement over the contract period. As a result, both new business profit, which is currently recognised in other income at the outset of the contract, and the impact of certain assumption changes, which is recognised in other income at the time the assumption is changed, will be recognised in the CSM and subsequently released to the income statement over the period of contractual service under IFRS 17. Existing business will continue to be recognised in the income statement over the period of the contract. Losses on groups of onerous contracts and recoveries of such losses, to the extent they are covered by reinsurance contracts held, are recognised in the income statement immediately. The Group will continue to recognise market volatility outside of underlying profit.

Whilst IFRS 17 impacts the timing of profit recognition for insurance contracts, it will have no impact on the total profit recognised over the lifetime of these contracts, Group capital or capital generation, the economic value of the insurance business or its capital position. The new standard is not expected to impact the ability of the Insurance business to pay dividends within the Group structure, which will continue to be driven by the Solvency II position.

The Group has adopted IFRS 17 from 1 January 2023 and as required by the standard, will restate its total equity at 1 January 2022 and its income statement for 2022. The Group's total equity under IFRS 17 at 1 January 2022 was £51.3 billion, approximately £1.9 billion lower than under IFRS 4. The reduction in equity is driven by the derecognition of the value in-force asset and the move to best estimate of contract liabilities, the creation of the new CSM liability (approximately £1.9 billion, net of reinsurance) and the establishment of the risk adjustment (approximately £1.5 billion, net of reinsurance).

During 2022, on the current IFRS 4 accounting basis, Insurance contributed £1,576 million to the Group's underlying other income, including new business income of £432 million and net gains arising from assumption changes of £348 million, both of which will be largely deferred to the CSM. Including these items, of the total 2022 reported underlying other income in Insurance, Pensions and Investments of £1,576 million, c.£1,300 million will be subject to a revised treatment under IFRS 17.

DIVISIONAL RESULTS (continued)

Insurance, Pensions and Investments (continued)

Under IFRS 17, income arising from insurance contracts will primarily be recognised through the release of the CSM and the risk adjustment (for non-financial risks such as mortality and persistency), rather than separately for new business and existing business. The Group estimates that c.£300 million of the CSM and risk adjustment, gross of reinsurance, held at 1 January 2022 would have been released to the income statement during 2022 on both a statutory and underlying basis.

During 2022, the Group added a drawdown feature to its existing long-standing and workplace pension business as a significant customer enhancement. This is a contract modification that results in a substantially different contract boundary. IFRS 17 requires that the contracts and their associated CSM (approximately £0.4 billion) at the time of the modification are derecognised and the modified contracts together with a new CSM (approximately £1.7 billion) are recognised as if they were new contracts. These contract modifications in 2022 are estimated to increase the CSM by approximately £1.3 billion and will result in the Group recognising a charge to its 2022 restated income statement of approximately £1.3 billion. While there may be contract modifications in the future, they are unlikely to be of this materiality. Given the scale of this modification and its impact on the 2022 income statement, it will be recognised outside of underlying profit. The release of the new CSM following modification will be disclosed in the insurance service result given the expected materiality of the annual release to the income statement. The Group will undertake further work during the first quarter of 2023 to finalise the financial impact of the contract modification and does not expect the final impact on equity at 31 December 2022 to differ materially from this estimate. This contract modification does not affect the capital position of the insurance business or the Group. Further information is given in note 55 of the 2022 Annual Report and Accounts.

Under IFRS 17, the Group's reported results will continue to be impacted by market and economic factors, albeit the treatment and basis of estimation of certain items is being modified. Under IFRS 4, both the volatility relating to the Group's unit-linked business and policyholder interests volatility on the value in-force asset (VIF) are recognised in the income statement immediately. Under IFRS 17, the volatility relating to the unit-linked business will be recognised in the CSM and released to the income statement in subsequent years except where the Group has applied the risk mitigation option. In addition, policyholder interests volatility on the VIF will not exist under IFRS 17. The removal of these two components together are estimated to adversely impact volatility by c.£0.4 billion in the 2022 income statement restated for IFRS 17 versus IFRS 4. The consequent increased adverse volatility which remains in the income statement under IFRS 17 reflects the significant market volatility seen in 2022.

Equity Investments and Central Items
	2022 £m	2021 £m	Change %

Net income	429	702	(39)
Operating costs1	(122)	(137)	11
Remediation	-	13
Total costs	(122)	(124)	2
Underlying profit before impairment	307	578	(47)
Underlying impairment credit	392	2
Underlying profit	699	580	21

1  2021 comparatives have been presented to reflect the new cost basis, consistent with the current period. See page 34.

Equity Investments and Central Items contains the Group's equity investments businesses, including Lloyds Development Capital (LDC) and the Group's share of the Business Growth Fund (BGF), as well as Citra Living. Also included are income and expenses not attributed to other divisions, including residual underlying net interest income after transfer pricing (which includes the central recovery of the Group's distributions on other equity instruments), in period gains from gilt sales and the unwind of associated hedging costs.

During 2022, the Group's equity investment businesses contributed net income of £419 million compared to £573 million in 2021. This is lower given the above run rate gains in LDC in 2021 and charges of c.£40 million in relation to the BGF in 2022. During 2022 LDC has continued to deliver strong investment performance. The business continues to build its investment portfolio with attractive returns and opportunities to further integrate with the Group offering.

Underlying impairment for the period was a credit of £392 million compared to £2 million in 2021, relating to the full release of the ECL central adjustment held at the end of 2021 (31 December 2021: £400 million). This adjustment was not allocated to specific portfolios and was applied in respect of uncertainty in the economic outlook, relating to the risks of COVID-19.

ALTERNATIVE PERFORMANCE MEASURES

The statutory results are supplemented with those presented on an underlying basis and also with other alternative performance measures. This is to enable a comprehensive understanding of the Group and facilitate comparison with peers. The Group Executive Committee, which is the chief operating decision maker for the Group, reviews the Group's results on an underlying basis in order to assess performance and allocate resources. Management uses underlying profit before tax, an alternative performance measure, as a measure of performance and believes that it provides important information for investors. This is because it allows for a comparable representation of the Group's performance by removing the impact of items such as volatility caused by market movements outside the control of management.

In arriving at underlying profit, statutory profit before tax is adjusted for the items below, to allow a comparison of the Group's underlying performance:

●  Restructuring costs relating to merger, acquisition and integration activities

●  Volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group's hedging arrangements and that arising in the insurance business, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets

As announced at the 2021 full-year, in the first quarter of 2022 the Group adopted a new basis for cost reporting, including all restructuring costs, with the exception of merger, acquisition and integration costs, within operating costs. Non lending-related fraud costs, previously included within underlying impairment, are also now reported as part of operating costs. This has not impacted the statutory impairment charge. Comparatives have been presented on a consistent basis.

The analysis of lending and expected credit loss (ECL) allowances is presented on both a statutory and an underlying basis and a reconciliation between the two is shown on page 49. On a statutory basis, purchased or originated credit-impaired (POCI) assets include a fixed pool of mortgages that were purchased as part of the HBOS acquisition at a deep discount to face value reflecting credit losses incurred from the point of origination to the date of acquisition. Over time, these POCI assets will run off as the loans redeem, pay down or losses crystallise. The underlying basis assumes that the lending assets acquired as part of a business combination were originated by the Group and are classified as either Stage 1, 2 or 3 according to the change in credit risk over the period since origination. Underlying ECL allowances have been calculated accordingly. The Group uses the underlying basis to monitor the creditworthiness of the lending portfolio and related ECL allowances.

ALTERNATIVE PERFORMANCE MEASURES (continued)

The Group calculates a number of metrics that are used throughout the banking and insurance industries on an underlying basis. These metrics are not necessarily comparable to similarly titled measures presented by other companies and are not any more authoritative than measures presented in the financial statements, however management believes that they are useful in assessing the performance of the Group and in drawing comparisons between years. A description of these measures and their calculation, is given below. Alternative performance measures are used internally in the Group's Monthly Management Report.

Asset quality ratio
The underlying impairment charge or credit for the period in respect of loans and advances to customers, both drawn and undrawn, expressed as a percentage of average gross loans and advances to customers for the period. This measure is useful in assessing the credit quality of the loan book

Banking net interest margin
Banking net interest income on customer and product balances in the banking businesses as a percentage of average gross interest-earning banking assets for the period. This measure is useful in assessing the profitability of the banking business

Business-as-usual costs	Total operating costs less strategic investment and new businesses, including Embark and Citra Living

Cost:income ratio
Total costs as a percentage of net income calculated on an underlying basis. This measure is useful in assessing the profitability of the Group's operations before the effects of the underlying impairment credit or charge

Loan to deposit ratio	Loans and advances to customers divided by customer deposits

Operating costs
Operating expenses adjusted to remove the impact of remediation, restructuring costs, operating lease depreciation, the amortisation of purchased intangibles, the insurance gross up and other statutory items

Pro forma CET1 ratio
CET1 ratio adjusted for the effects of the dividend paid up by the Insurance business in the subsequent quarter period and the impact of the announced ordinary share buyback programme. December 2021 pro forma CET1 ratios include the impact of the share buyback programme in respect of 2021, announced in February 2022

Return on tangible equity	Profit attributable to ordinary shareholders, divided by average tangible net assets. This measure is useful in providing a consistent basis with which to measure the Group's performance

Tangible net assets per share	Net assets excluding intangible assets such as goodwill and acquisition-related intangibles divided by the number of ordinary shares in issue. This measure is useful in assessing shareholder value

Underlying profit before impairment
Underlying profit adjusted to remove the underlying impairment credit or charge. This measure is useful in allowing for a comparable representation of the Group's performance before the effects of the forward-looking underlying impairment credit or charge

Underlying profit
Statutory profit before tax adjusted for certain items as detailed above. This measure allows for a comparable representation of the Group's performance by removing the impact of certain items including volatility caused by market movements outside the control of management

ALTERNATIVE PERFORMANCE MEASURES (continued)
Statutory basis		Removal of:		Underlying basisA
	£m	Volatility and other items1,2 £m	Insurance gross up3 £m	£m

2022
Net interest income	13,957	226	(1,011)	13,172	Underlying net interest income
Other income, net of insurance claims and changes in insurance and investment contract liabilities	4,252	120	877	5,249	Underlying other income
		(373)	-	(373)	Operating lease depreciation
Total income, net of insurance claims and changes in insurance and investment contract liabilities	18,209	(27)	(134)	18,048	Net income
Operating expenses4	(9,759)	535	134	(9,090)	Total costs4
Impairment charge	(1,522)	12	-	(1,510)	Underlying impairment charge
Profit before tax	6,928	520	-	7,448	Underlying profit

2021
Net interest income	9,366	255	1,542	11,163	Underlying net interest income
Other income, net of insurance claims and changes in insurance and investment contract liabilities	6,958	(139)	(1,759)	5,060	Underlying other income
		(460)	-	(460)	Operating lease depreciation
Total income, net of insurance claims and changes in insurance and investment contract liabilities	16,324	(344)	(217)	15,763	Net income
Operating expenses4	(10,800)	971	217	(9,612)	Total costs4,5
Impairment credit	1,378	7	-	1,385	Underlying impairment credit5
Profit before tax	6,902	634	-	7,536	Underlying profit

1  In the year ended 31 December 2022 this comprised the effects of market volatility and asset sales (loss of £252 million); the amortisation of purchased intangibles (loss of £70 million); restructuring costs (loss of £80 million); and fair value unwind (loss of £118 million).

2  In the year ended 31 December 2021 this comprised the effects of market volatility and asset sales (gain of £87 million); the amortisation of purchased intangibles (loss of £70 million); restructuring costs (loss of £452 million); and fair value unwind (loss of £199 million).

3  The Group's insurance businesses' income statements include income and expense attributable to the policyholders of the Group's long-term assurance funds. These items have no impact in total upon profit attributable to equity shareholders and, to provide a clearer representation of the underlying trends within the business, these items are shown net within the underlying results.

4  Statutory operating expenses includes operating lease depreciation. On an underlying basis operating lease depreciation is included in net income.

5  2021 comparatives have been presented to reflect the new cost basis, consistent with the current period. See page 34.

ALTERNATIVE PERFORMANCE MEASURES (continued)
	2022	2021

Asset quality ratioA
Underlying impairment (charge) credit (£m)	(1,510)	1,385
Remove non-customer underlying impairment (£m)	27	(7)
Underlying customer related impairment (charge) credit (£m)	(1,483)	1,378

Loans and advances to customers (£bn)	454.9	448.6
Add back expected credit loss allowance (drawn) (£bn)	4.5	3.8
Add back acquisition related fair value adjustments (£bn)	0.4	0.4
Underlying gross loans and advances to customers (£bn)	459.8	452.8
Averaging (£bn)	(2.9)	(2.4)
Average underlying gross loans and advances to customers (£bn)	456.9	450.4

Asset quality ratioA	0.32%	(0.31)%

Banking net interest marginA
Underlying net interest income (£m)	13,172	11,163
Remove non-banking underlying net interest expense (£m)	111	108
Banking underlying net interest income (£m)	13,283	11,271

Underlying gross loans and advances to customers (£bn)	459.8	452.8
Adjustment for non-banking and other items:
Fee-based loans and advances (£bn)	(8.4)	(5.1)
Other (£bn)	5.0	1.3
Interest-earning banking assets (£bn)	456.4	449.0
Averaging (£bn)	(4.4)	(4.4)
Average interest-earning banking assets (£bn)A	452.0	444.6

Banking net interest marginA	2.94%	2.54%

Cost:income ratioA
Total costs (£m)	9,090	9,612
Net income (£m)	18,048	15,763

Cost:income ratioA	50.4%	61.0%

Operating costsA
Operating expenses (£m)	9,759	10,800
Adjustment for:
Remediation (£m)	(255)	(1,300)
Restructuring (£m)1	(80)	(452)
Operating lease depreciation (£m)	(373)	(460)
Amortisation of purchased intangibles (£m)	(70)	(70)
Insurance gross up (£m)	(134)	(217)
Other statutory items (£m)1	(12)	11
Operating costs (£m)A,1	8,835	8,312
Remove costs related to strategic initiatives and new businesses (£m)	(489)	-
Business-as-usual costs (£m)A	8,346	8,312

1  2021 comparatives have been presented to reflect the new cost basis, consistent with the current period. See page 34.

ALTERNATIVE PERFORMANCE MEASURES (continued)
	2022	2021

Return on tangible equityA
Profit attributable to ordinary shareholders (£m)	5,021	5,355

Average shareholders' equity (£bn)	43.9	45.2
Remove average intangible assets (£bn)	(6.7)	(6.3)
Average tangible equity (£bn)	37.2	38.9

Return on tangible equityA	13.5%	13.8%

Underlying profit before impairmentA
Statutory profit before tax	6,928	6,902
Remove impairment charge (credit)	1,522	(1,378)
Remove volatility and other items including restructuring	508	627
Underlying profit before impairmentA	8,958	6,151

	At 31 Dec 2022	At 31 Dec 2021

Loan to deposit ratioA
Loans and advances to customers (£bn)	454.9	448.6
Customer deposits (£bn)	475.3	476.3

Loan to deposit ratioA	96%	94%

Pro forma CET1 ratioA
CET1 ratio	15.1%	17.3%
Insurance dividend and share buyback accrual1	(1.0)%	(1.0)%
Pro forma CET1 ratioA	14.1%	16.3%

Tangible net assets per shareA
Ordinary shareholders' equity (£m)	41,980	47,011
Remove goodwill (£m)	(2,655)	(2,320)
Remove purchased value of in-force business (£m)	(175)	(197)
Remove other intangible assets (£m)	(4,786)	(4,196)
Deferred tax effects and other adjustments (£m)	396	538
Tangible net assets (£m)	34,760	40,836

Ordinary shares in issue, excluding own shares	66,944m	70,996m

Tangible net assets per shareA	51.9p	57.5p

1  Dividend paid up by the Insurance business in the subsequent quarter period and the impact of the announced ordinary share buyback programmes.

RISK MANAGEMENT

CAPITAL RISK

Analysis of capital position

The Group's pro forma CET1 capital ratio reduced by 222 basis points from 16.3 per cent at 31 December 2021 to 14.1 per cent at 31 December 2022.

This initially reflected a reduction of 230 basis points on 1 January 2022 for regulatory changes which included an increase in risk-weighted assets, in addition to other related modelled impacts on CET1 capital, following:

●  The anticipated impact of the implementation of new CRD IV mortgage, retail unsecured and commercial banking models to meet revised regulatory standards for modelled outputs

●  The UK implementation of the remainder of CRR 2 which included a new standardised approach for measuring counterparty credit risk (SA-CCR)

This was in addition to the reinstatement of the full deduction treatment for intangible software assets and phased reductions in IFRS 9 transitional relief.

The new CRD IV models remain subject to finalisation and approval by the PRA and therefore uncertainty over the final impact remains.

The impact of the regulatory changes on 1 January 2022 was subsequently offset by strong pro forma capital generation of 245 basis points during the year which reflected the following:

●  Banking profitability of 230 basis points, including a net impairment charge of 44 basis points reflecting the impact of the impairment charge for the year (59 basis points) net of IFRS 9 dynamic relief (15 basis points) following the increase in Stage 1 and Stage 2 expected credit losses in the second half of the year

●  21 basis points for both the £300 million dividend received from the Insurance business in July 2022 and the £100 million dividend received in February 2023

●  A reduction in risk-weighted assets (excluding threshold movements), post 1 January 2022 regulatory changes, generating an increase equivalent to 14 basis points and other movements of 11 basis points

●  Offset in part by 31 basis points related to the full 2022 fixed contributions to the Group's three main defined benefit pension schemes

Capital usage resulted in a further reduction of 237 basis points on a pro forma basis, reflecting:

●  81 basis points in total for the interim ordinary dividend of 0.80 pence per share paid in September 2022 and the accrual for the recommended final ordinary dividend for 2022 of 1.60 pence per share

●  104 basis points to cover the accrual for the full amount of the announced £2.0 billion ordinary share buyback programme

●  52 basis points for variable pension contributions made to the main defined benefit pension schemes, including £400 million of additional contributions paid in December, representing an acceleration of future planned contributions, ahead of the triennial pension fund renegotiation

The ordinary share buyback will commence as soon as is practicable and the full impact will be accrued for through the Group's actual capital position during the first quarter of 2023.

Excluding the pro forma Insurance dividend received in February 2023 and the full impact of the announced ordinary share buyback programme, the Group's CET1 capital ratio at 31 December 2022 was 15.1 per cent (31 December 2021: 17.3 per cent).

As at 31 December 2022, static relief under the IFRS 9 transitional arrangements amounted to £232 million (31 December 2021: £353 million) and dynamic relief amounted to £358 million (31 December 2021: £428 million) through CET1 capital. On 1 January 2023 IFRS 9 static relief came to an end and the transitional factor applied to IFRS 9 dynamic relief reduced by a further 25 per cent, resulting in an overall reduction of 15 basis points. The Group's pro forma CET1 capital ratio at 31 December 2022 does not include the impact of the reduced relief.

The Group's total capital ratio reduced to 19.7 per cent (31 December 2021: 23.6 per cent) reflecting the reduction in CET1 capital, the derecognition of legacy AT1 and Tier 2 capital instruments following the completion of the transition to end-point eligibility rules for regulatory capital on 1 January 2022, instrument repurchases, the impact of interest rate increases and regulatory amortisation on eligible Tier 2 capital instruments and the increase in risk-weighted assets. This was partially offset by the issuance of new AT1 and Tier 2 capital instruments, the impact of sterling depreciation and an increase in eligible provisions recognised through Tier 2 capital.

CAPITAL RISK (continued)

The Group's minimum requirement for own funds and eligible liabilities (MREL) ratio reduced to 31.7 per cent (31 December 2021: 37.2 per cent), reflecting the increase in risk-weighted assets, reduction in total capital and a reduction in other eligible liabilities. The latter largely reflected the derecognition of senior unsecured debt instruments with less than one year to maturity, calls and interest rate increases, partially offset by new issuances and sterling depreciation.

The Group's UK leverage ratio reduced to 5.6 per cent (31 December 2021: 5.8 per cent) reflecting the reduction in the total tier 1 capital position, partially offset by a decrease in the leverage exposure measure following reductions in securities financing transactions and the measure for off-balance sheet items.

Target capital ratio

The Board's view of the ongoing level of CET1 capital required by the Group to grow the business, meet current and future regulatory requirements and cover uncertainties continues to be around 12.5 per cent plus a management buffer of around 1 per cent. This takes into account, amongst other considerations:

●  The minimum Pillar 1 CET1 capital requirement of 4.5 per cent of risk-weighted assets

●  The Group's Pillar 2A CET1 capital requirement, set by the PRA, which is the equivalent of around 1.5 per cent of risk-weighted assets.

●  The Group's countercyclical capital buffer (CCyB) requirement which is currently 0.9 per cent of risk-weighted assets, following the increase in the UK CCyB rate to 1 per cent in December 2022. The Financial Policy Committee (FPC) has previously announced that the UK CCyB rate will increase to 2 per cent from July 2023 which would represent an equivalent increase in the Group's CCyB to 1.8 per cent based upon the concentration of Group exposures to the UK market at 31 December 2022.

●  The capital conservation buffer (CCB) requirement of 2.5 per cent of risk-weighted assets

●  The RFB sub-group's other systemically important institution (O-SII) buffer of 2.0 per cent of risk-weighted assets, which equates to 1.7 per cent of risk-weighted assets at Group level. The FPC have amended the other systemically important institution (O-SII) buffer framework, changing the metric for determining the buffer rate from total assets to the leverage exposure measure of the Ring-Fenced Bank sub-group (RFB). This will apply from the next review point in December 2023 which will refer to the leverage exposure measure as at 31 December 2022, with any changes applying from 1 January 2025. Based on the RFB's leverage exposure measure as at 31 December 2022, the O-SII buffer rate will be maintained at 2.0 per cent.

●  The Group's PRA Buffer, which the PRA sets after taking account of the results of any PRA stress tests and other information, as well as outputs from the Group's own internal stress tests. The PRA requires this buffer to remain confidential

●  The desire to maintain a progressive and sustainable ordinary dividend policy in the context of year to year earnings movements

Total capital requirement

The Group's total capital requirement (TCR) as at 31 December 2022, being the aggregate of the Group's Pillar 1 and current Pillar 2A capital requirements, was £22,550 million (31 December 2021: £22,986 million).

Stress testing

The Group undertakes a wide-ranging programme of stress testing, providing a comprehensive view of the potential impacts arising from the risks to which the Group and its key legal entities are exposed. One of the most important uses of stress testing is to assess the resilience of the operational and strategic plans of the Group and its legal entities to adverse economic conditions and other key vulnerabilities.

As part of this programme the Group has participated in the delayed 2022 Annual Cyclical Scenario stress test run by the Bank of England, which was submitted to the regulator during January 2023. This assesses the Group's resilience to a severe economic shock where the House Price Index (HPI) falls by 31 per cent, Commercial Real Estate (CRE) falls by 45 per cent, unemployment peaks at 8.5 per cent and the Base Rate peaks at 6 per cent. The results of this exercise will be published by the Bank of England in the third quarter of 2023. In 2022 the Group also internally assessed vulnerabilities to inflation and rising energy prices.

CAPITAL RISK (continued)

Capital resources

An analysis of the Group's actual capital position as at 31 December 2022 is presented in the following table. The capital position reflects the application of the transitional arrangements for IFRS 9.
	At 31 Dec 2022 £m	At 31 Dec 2021 £m

Common equity tier 1
Shareholders' equity per balance sheet	41,980	47,011
Adjustment to retained earnings for foreseeable dividends	(1,062)	(947)
Deconsolidation adjustments1	3,058	2,486
Cash flow hedging reserve	5,476	457
Other adjustments	(80)	547
	49,372	49,554
less: deductions from common equity tier 1
Goodwill and other intangible assets	(4,982)	(3,026)
Prudent valuation adjustment	(434)	(457)
Removal of defined benefit pension surplus	(2,803)	(3,200)
Significant investments1	(4,843)	(4,573)
Deferred tax assets	(4,445)	(4,483)
Common equity tier 1 capital	31,865	33,815
Additional tier 1
Other equity instruments	5,271	5,879
Preference shares and preferred securities2	470	2,149
Regulatory adjustments3	(470)	(1,598)
	5,271	6,430
less: deductions from tier 1
Significant investments1	(1,100)	(1,100)
Total tier 1 capital	36,036	39,145
Tier 2
Other subordinated liabilities2,3	10,260	10,959
Deconsolidation of instruments issued by insurance entities1	(1,430)	(1,753)
Regulatory adjustments3	(2,323)	(1,056)
	6,507	8,150
less: deductions from tier 2
Significant investments1	(963)	(961)
Total capital resources3	41,580	46,334

Risk-weighted assets	210,859	195,967

Common equity tier 1 capital ratio	15.1%	17.3%
Tier 1 capital ratio	17.1%	20.0%
Total capital ratio	19.7%	23.6%

1  For regulatory capital purposes, the Group's Insurance business is deconsolidated and replaced by the amount of the Group's investment in the business. A part of this amount is deducted from capital (via 'significant investments' in the table above) and the remaining amount is risk-weighted, forming part of threshold risk-weighted assets.

2  Preference shares, preferred securities and other subordinated liabilities are reported as subordinated liabilities in the balance sheet.

3  Following the completion of the transition to end-point eligibility rules on 1 January 2022, legacy tier 1 and tier 2 capital instruments subject to the original CRR transitional rules have now been fully removed from regulatory capital. Included in other subordinated liabilities is a single legacy tier 2 capital instrument of £5 million that remains eligible under the extended transitional rules of CRR 2. Excluding this instrument, total capital resources at 31 December 2022 are £41,575 million and the total capital ratio is 19.7 per cent.

CAPITAL RISK (continued)

Minimum requirement for own funds and eligible liabilities (MREL)

The Group is not classified as a global systemically important bank (G-SIB) but is subject to the Bank of England's MREL statement of policy (MREL SoP) and must therefore maintain a minimum level of MREL resources.

Applying the MREL SoP to current minimum capital requirements at 31 December 2022, the Group's MREL, excluding regulatory capital and leverage buffers, is the higher of 2 times Pillar 1 plus 2 times Pillar 2A, equivalent to 21.4 per cent of risk-weighted assets, or 6.5 per cent of the UK leverage ratio exposure measure.

In addition, CET1 capital cannot be used to meet both MREL and capital or leverage buffers.

An analysis of the Group's current MREL resources is provided in the table below.
	At 31 Dec 2022 £m	At 31 Dec 2021 £m

Total capital resources	41,580	46,334
Ineligible AT1 and tier 2 instruments1	(181)	(163)
Amortised portion of eligible tier 2 instruments issued by Lloyds Banking Group plc	1,346	713
Other eligible liabilities issued by Lloyds Banking Group plc2	24,085	26,070
Total MREL resources	66,830	72,954

Risk-weighted assets	210,859	195,967
MREL ratio	31.7%	37.2%
Leverage exposure measure	638,815	664,362
MREL leverage ratio	10.5%	11.0%

1  Instruments with less than or equal to one year to maturity or instruments not issued out of the holding company.

2  Includes senior unsecured debt.

CAPITAL RISK (continued)

Risk-weighted assets
	At 31 Dec 2022 £m	At 31 Dec 2021 £m

Foundation Internal Ratings Based (IRB) Approach	46,500	47,255
Retail IRB Approach	81,091	65,450
Other IRB Approach1	19,764	22,572
IRB Approach	147,355	135,277
Standardised (STA) Approach1	23,119	21,628
Credit risk	170,474	156,905
Securitisation1	6,397	5,945
Counterparty credit risk	5,911	5,261
Credit valuation adjustment risk	621	678
Operational risk	24,241	24,025
Market risk	3,215	3,153
Risk-weighted assets	210,859	195,967
Of which threshold risk-weighted assets2	11,883	12,359

1  Threshold risk-weighted assets are now included within Other IRB Approach and Standardised (STA) Approach. In addition securitisation risk-weighted assets are now shown separately. Comparatives have been presented on a consistent basis.

2  Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investment in the Group's Insurance business.

Risk-weighted assets have increased by £15 billion in the year, primarily reflecting:

●  The £16 billion increase on 1 January 2022, reflecting regulatory changes which include the anticipated impact of the implementation of new CRD IV models to meet revised regulatory standards for modelled outputs. The new CRD IV models remain subject to finalisation and approval by the PRA and therefore the resultant risk-weighted asset impact also remains subject to this.

●  Risk-weighted assets reduced by £1 billion during the year (subsequent to the 1 January 2022 regulatory changes) to £211 billion at 31 December 2022. This largely reflected optimisation activity and Retail model reductions from the strong underlying credit performance, partly offset by the growth in balance sheet lending and the impact of foreign exchange movements.

CAPITAL RISK (continued)

Leverage ratio

The Group is currently subject to the following minimum requirements under the UK Leverage Ratio Framework:

●  A minimum leverage ratio requirement of 3.25 per cent of the total leverage exposure measure

●  A countercyclical leverage buffer (CCLB) which is currently 0.3 per cent of the total leverage exposure measure. Following the FPC's current intention to increase the UK CCyB rate to 2 per cent in July 2023, the Group's CCLB would be expected to increase to 0.6 per cent, based upon the concentration of Group exposures to the UK market at 31 December 2022

●  An additional leverage ratio buffer (ALRB) of 0.7 per cent of the total leverage exposure measure applies to the RFB sub-group, which equates to 0.6 per cent at Group level

At least 75 per cent of the 3.25 per cent minimum leverage ratio requirement as well as 100 per cent of all regulatory leverage buffers must be met with CET1 capital.

The table below summarises the component parts of the Group's leverage ratio.
	At 31 Dec 2022 £m	At 31 Dec 2021 £m

Total tier 1 capital (fully loaded)	36,036	38,594

Exposure measure
Statutory balance sheet assets
Derivative financial instruments	24,753	22,051
Securities financing transactions	56,646	69,673
Loans and advances and other assets	796,430	794,801
Total assets	877,829	886,525

Qualifying central bank claims	(91,125)	(72,741)

Deconsolidation adjustments1
Derivative financial instruments	712	(166)
Loans and advances and other assets	(168,531)	(186,965)
Total deconsolidation adjustments	(167,819)	(187,131)

Derivatives adjustments	(7,414)	(3,506)
Securities financing transactions adjustments	2,645	1,946
Off-balance sheet items	42,463	57,496
Amounts already deducted from tier 1 capital	(12,033)	(10,324)
Other regulatory adjustments2	(5,731)	(7,903)
Total exposure measure	638,815	664,362
Average exposure measure3	658,435

UK leverage ratio	5.6%	5.8%
Average UK leverage ratio3	5.5%

Leverage exposure measure (including central bank claims)	729,940	737,103
Leverage ratio (including central bank claims)	4.9%	5.2%

1  Deconsolidation adjustments relate to the deconsolidation of certain Group entities that fall outside the scope of the Group's regulatory capital consolidation, primarily the Group's Insurance business.

2  Includes adjustments to exclude lending under the UK Government's Bounce Back Loan Scheme (BBLS).

3  The average UK leverage ratio is based on the average of the month end tier 1 capital position and average exposure measure over the quarter (1 October 2022 to 31 December 2022). The average of 5.5 per cent compares to 5.3 per cent at the start and 5.6 per cent at the end of the quarter.

CREDIT RISK

Overview

The Group's portfolios are well-positioned and the Group retains a prudent approach to credit risk appetite and risk management, with strong credit origination criteria and robust LTVs in the secured portfolios.

Observed credit performance remains strong, despite the continued economic uncertainty with very modest evidence of deterioration and sustained low levels of new to arrears. Looking forward, there are risks from a higher inflation and interest rate environment as modelled in the Group's expected credit loss (ECL) allowance via the multiple economic scenarios (MES). The Group continues to monitor the economic environment carefully through a suite of early warning indicators and governance arrangements that ensure risk mitigating action plans are in place to support customers and protect the Group's positions.

The underlying impairment charge in 2022 was £1,510 million, compared to a release of £1,385 million in 2021, reflecting a more normalised, but still low, pre-updated MES charge of £915 million (2021: a charge of £314 million) and a £595 million charge from economic outlook revisions (2021: a credit of £1,699 million). The latter includes a £400 million release from the Group's central adjustment which addressed downside risk outside of the base case conditioning assumptions in relation to COVID-19.

This reporting period also coincided with the implementation of CRD IV regulatory requirements, which resulted in updates to credit risk measurement and modelling to maintain alignment between IFRS 9 and regulatory definitions of default. Most notably for UK mortgages, default was previously deemed to have occurred no later than when a payment was 180 days past due; in line with CRD IV this has now been reduced to 90 days. In addition, other indicators of mortgage default are added including end-of-term payments on past due interest-only accounts and loans considered non-performing due to recent arrears or forbearance.

The Group's underlying ECL allowance on loans and advances to customers increased in the period to £5,222 million (31 December 2021: £4,477 million), largely due to the impact of the updated MES. Changes related to CRD IV default definitions have resulted in material movements between stages, although these have not materially impacted total ECL as management judgements were previously held in lieu of anticipated changes.

Predominantly as a result of the CRD IV definition changes and updated MES, Stage 2 loans and advances to customers increased from £41,710 million to £65,728 million and as a percentage of total lending increased by 5.1 percentage points to 14.3 per cent (31 December 2021: 9.2 per cent). Of the total Group Stage 2 loans and advances, 92.7 per cent are up to date (31 December 2021: 86.5 per cent) with sustained low levels of new to arrears. Stage 2 coverage reduced to 3.2 per cent (31 December 2021: 3.5 per cent).

Similarly, Stage 3 loans and advances increased in the period to £10,753 million (31 December 2021: £8,694 million), and as a percentage of total lending increased to 2.3 per cent (31 December 2021: 1.9 per cent). Stage 3 coverage decreased by 2.1 percentage points to 22.6 per cent (31 December 2021: 24.7 per cent) largely driven by comparatively better quality assets moving into Stage 3 through these CRD IV changes. In the period since the CRD IV changes, Stage 3 loans and advances have been stable.

Prudent risk appetite and risk management

●  The Group continues to take a prudent and proactive approach to credit risk management and credit risk appetite, whilst working closely with customers to help them through cost of living pressures and any deterioration in broader economic conditions

●  Sector, asset and product concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product risk appetite parameters help manage exposure to certain higher risk and cyclical sectors, segments and asset classes

●  The Group's effective risk management seeks to ensure early identification and management of customers and counterparties who may be showing signs of distress

●  The Group will continue to work closely with its customers to ensure that they receive the appropriate level of support, including where repayments under the UK Government scheme lending fall due

CREDIT RISK (continued)

Statutory impairment charge (credit) by division
Loans and advances to customers £m		Loans and advances to banks £m	Debt securities £m	Financial assets at fair value through other comprehensive income £m	Other £m	Undrawn balances £m	2022 £m	20211 £m

Retail	1,311	-	-	-	-	62	1,373	(447)
Commercial Banking	439	12	6	-	-	60	517	(931)
Insurance, Pensions and Investments	-	2	-	-	22	-	24	2
Equity Investments and Central Items	(399)	-	1	6	-	-	(392)	(2)
Total impairment charge (credit)	1,351	14	7	6	22	122	1,522	(1,378)

1  Reflects the new organisation structure. See page 82.

Underlying impairment charge (credit)A by division
Loans and advances to customers £m		Loans and advances to banks £m	Debt securities £m	Financial assets at fair value through other comprehensive income £m	Other £m	Undrawn balances £m	2022 £m	20211,2 £m

Retail	1,311	-	-	-	-	62	1,373	(447)
Commercial Banking	439	12	6	-	-	60	517	(936)
Insurance, Pensions and Investments	-	2	-	-	10	-	12	-
Equity Investments and Central Items	(399)	-	1	6	-	-	(392)	(2)
Total impairment charge (credit)	1,351	14	7	6	10	122	1,510	(1,385)

Asset quality ratioA							0.32%	(0.31%)

1  Reflects the new organisation structure. See page 82.

2  Non lending-related fraud costs, previously reported within underlying impairment, are now included within operating costs. Comparatives have been presented on a consistent basis.

CREDIT RISK (continued)

Credit risk balance sheet basis of presentation

The balance sheet analyses which follow have been presented on two bases; the statutory basis which is consistent with the presentation in the Group's accounts and the underlying basis which is used for internal management purposes. A reconciliation between the two bases has been provided.

In the following statutory basis tables, purchased or originated credit-impaired (POCI) assets include a fixed pool of mortgages that were purchased as part of the HBOS acquisition at a deep discount to face value reflecting credit losses incurred from the point of origination to the date of acquisition. The residual expected credit loss (ECL) allowance and resulting low coverage ratio on POCI assets reflects further deterioration in the creditworthiness from the date of acquisition. Over time, these POCI assets will run off as the loans redeem, pay down or as losses are written off.

The Group uses the underlying basis to monitor the creditworthiness of the lending portfolio and related ECL allowances because it provides a better indication of the credit performance of the POCI assets purchased as part of the HBOS acquisition. The underlying basis assumes that the lending assets acquired as part of a business combination were originated by the Group and are classified as either Stage 1, 2 or 3 according to the change in credit risk over the period since origination. Underlying ECL allowances have been calculated accordingly.

Total expected credit loss allowance
	Statutory basis			Underlying basisA
	At 31 Dec 2022 £m	At 30 Sep 2022 £m	At 31 Dec 2021 £m	At 31 Dec 2022 £m	At 30 Sep 2022 £m	At 31 Dec 2021 £m

Customer related balances
Drawn	4,518	4,272	3,820	4,899	4,685	4,277
Undrawn	323	286	200	323	286	200
	4,841	4,558	4,020	5,222	4,971	4,477
Loans and advances to banks	15	7	1	15	7	1
Debt securities	9	6	3	9	6	3
Other assets	38	33	18	38	33	18
Total ECL allowance	4,903	4,604	4,042	5,284	5,017	4,499

CREDIT RISK (continued)

Reconciliation between statutory and underlying bases of gross loans and advances to customers and expected credit loss allowance on drawn balances
	Gross loans and advances to customers					Expected credit loss allowance on drawn balances
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

At 31 December 2022
Underlying basisA	383,317	65,728	10,753	-	459,798	700	1,936	2,263	-	4,899
POCI assets	(2,326)	(4,564)	(3,113)	10,003	-	-	(128)	(506)	634	-
Acquisition fairvalue adjustment	-	-	-	(381)	(381)	-	-	-	(381)	(381)
	(2,326)	(4,564)	(3,113)	9,622	(381)	-	(128)	(506)	253	(381)
Statutory basis	380,991	61,164	7,640	9,622	459,417	700	1,808	1,757	253	4,518

At 30 September 2022
Underlying basisA	385,685	63,912	11,422	-	461,01 9	632	1,847	2,206	-	4,685
POCI assets	(1,626)	(5,578)	(3,202)	10,406	-	-	(189)	(529)	718	-
Acquisition fairvalue adjustment	-	-	-	(413)	(413)	-	-	-	(413)	(413)
	(1,626)	(5,578)	(3,202)	9,993	(413)	-	(189)	(529)	305	(413)
Statutory basis	384,059	58,334	8,220	9,993	460,606	632	1,658	1,677	305	4,272

At 31 December 2021
Underlying basisA	402,415	41,710	8,694	-	452,819	919	1,377	1,981	-	4,277
POCI assets	(2,392)	(6,781)	(2,251)	11,424	-	(1)	(259)	(397)	657	-
Acquisition fairvalue adjustment	13	2	-	(447)	(432)	(3)	(4)	(3)	(447)	(457)
	(2,379)	(6,779)	(2,251)	10,977	(432)	(4)	(263)	(400)	210	(457)
Statutory basis	400,036	34,931	6,443	10,977	452,387	915	1,114	1,581	210	3,820

CREDIT RISK (continued)

Movements in total expected credit loss allowance - statutory basis
	Opening ECL at 31 Dec 20211 £m	Write-offs and other2 £m	Income statement charge (credit) £m	Net ECL increase (decrease) £m	Closing ECL at 31 Dec 2022 £m

UK mortgages	837	77	295	372	1,209
Credit cards	521	(329)	571	242	763
Loans and overdrafts	445	(266)	499	233	678
UK Motor Finance	298	(44)	(2)	(46)	252
Other	82	(6)	10	4	86
Retail	2,183	(568)	1,373	805	2,988
Small and Medium Businesses	459	(98)	188	90	549
Corporate and Institutional Banking	974	17	329	346	1,320
Commercial Banking	1,433	(81)	517	436	1,869
Insurance, Pensions and Investments	18	(2)	24	22	40
Equity Investments and Central Items	408	(10)	(392)	(402)	6
Total3	4,042	(661)	1,522	861	4,903

1  Reflects the new organisation structure. See page 82.

2  Contains adjustments in respect of purchased or originated credit-impaired financial assets.

3  Total ECL includes £62 million relating to other non customer-related assets (31 December 2021: £22 million).

Movements in total expected credit loss allowance - underlying basisA
	Opening ECL at 31 Dec 20211 £m	Write-offs and other £m	Income statement charge (credit) £m	Net ECL increase (decrease) £m	Closing ECL at 31 Dec 2022 £m

UK mortgages	1,284	11	295	306	1,590
Credit cards	531	(339)	571	232	763
Loans and overdrafts	445	(266)	499	233	678
UK Motor Finance	298	(44)	(2)	(46)	252
Other	82	(6)	10	4	86
Retail	2,640	(644)	1,373	729	3,369
Small and Medium Businesses	459	(98)	188	90	549
Corporate and Institutional Banking	974	17	329	346	1,320
Commercial Banking	1,433	(81)	517	436	1,869
Insurance, Pensions and Investments	18	10	12	22	40
Equity Investments and Central Items	408	(10)	(392)	(402)	6
Total2	4,499	(725)	1,510	785	5,284

1  Reflects the new organisation structure. See page 82.

2  Total ECL includes £62 million relating to other non customer-related assets (31 December 2021: £22 million).

CREDIT RISK (continued)

Loans and advances to customers and expected credit loss allowance - statutory basis
At 31 December 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	257,517	41,783	3,416	9,622	312,338	13.4	1.1
Credit cards	11,416	3,287	289	-	14,992	21.9	1.9
Loans and overdrafts	8,357	1,713	247	-	10,317	16.6	2.4
UK Motor Finance	12,174	2,245	154	-	14,573	15.4	1.1
Other	13,990	643	157	-	14,790	4.3	1.1
Retail	303,454	49,671	4,263	9,622	367,010	13.5	1.2
Small and Medium Businesses	30,781	5,654	1,760	-	38,195	14.8	4.6
Corporate and Institutional Banking	49,728	5,839	1,611	-	57,178	10.2	2.8
Commercial Banking	80,509	11,493	3,371	-	95,373	12.1	3.5
Equity Investments and Central Items1	(2,972)	-	6	-	(2,966)
Total gross lending	380,991	61,164	7,640	9,622	459,417	13.3	1.7
ECL allowance on drawn balances	(700)	(1,808)	(1,757)	(253)	(4,518)
Net balance sheet carrying value	380,291	59,356	5,883	9,369	454,899

Customer related ECL allowance (drawn and undrawn)
UK mortgages	92	553	311	253	1,209
Credit cards	173	477	113	-	763
Loans and overdrafts	185	367	126	-	678
UK Motor Finance2	95	76	81	-	252
Other	16	18	52	-	86
Retail	561	1,491	683	253	2,988
Small and Medium Businesses	129	271	149	-	549
Corporate and Institutional Banking	144	231	925	-	1,300
Commercial Banking	273	502	1,074	-	1,849
Equity Investments and Central Items	-	-	4	-	4
Total	834	1,993	1,761	253	4,841

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers3
UK mortgages	-	1.3	9.1	2.6	0.4
Credit cards	1.5	14.5	50.9	-	5.1
Loans and overdrafts	2.2	21.4	64.6	-	6.6
UK Motor Finance	0.8	3.4	52.6	-	1.7
Other	0.1	2.8	33.1	-	0.6
Retail	0.2	3.0	16.5	2.6	0.8
Small and Medium Businesses	0.4	4.8	12.9	-	1.5
Corporate and Institutional Banking	0.3	4.0	57.5	-	2.3
Commercial Banking	0.3	4.4	38.9	-	2.0
Equity Investments and Central Items		-	66.7	-
Total	0.2	3.3	25.5	2.6	1.1

1  Contains centralised fair value hedge accounting adjustments.

2  UK Motor Finance for Stages 1 and 2 include £92 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

3  Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £67 million, Loans and overdrafts of £52 million, Small and Medium Businesses of £607 million and Corporate and Institutional Banking of £1 million.
CREDIT RISK (continued)

Loans and advances to customers and expected credit loss allowance - statutory basis (continued)
At 30 September 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	257,915	40,575	3,411	9,993	311,894	13.0	1.1
Credit cards	12,018	2,526	292	-	14,836	17.0	2.0
Loans and overdrafts	8,723	1,339	255	-	10,317	13.0	2.5
UK Motor Finance	12,335	1,949	169	-	14,453	13.5	1.2
Other	13,294	650	158	-	14,102	4.6	1.1
Retail	304,285	47,039	4,285	9,993	365,602	12.9	1.2
Small and Medium Businesses	31,783	6,266	2,279	-	40,328	15.5	5.7
Corporate and Institutional Banking	52,001	5,029	1,650	-	58,680	8.6	2.8
Commercial Banking	83,784	11,295	3,929	-	99,008	11.4	4.0
Equity Investments and Central Items1	(4,010)	-	6	-	(4,004)
Total gross lending	384,059	58,334	8,220	9,993	460,606	12.7	1.8
ECL allowance on drawn balances	(632)	(1,658)	(1,677)	(305)	(4,272)
Net balance sheet carrying value	383,427	56,676	6,543	9,688	456,334

Customer related ECL allowance (drawn and undrawn)
UK mortgages	48	516	294	305	1,163
Credit cards	182	382	118	-	682
Loans and overdrafts	175	273	138	-	586
UK Motor Finance2	107	85	93	-	285
Other	15	18	48	-	81
Retail	527	1,274	691	305	2,797
Small and Medium Businesses	104	292	153	-	549
Corporate and Institutional Banking	133	243	832	-	1,208
Commercial Banking	237	535	985	-	1,757
Equity Investments and Central Items	-	-	4	-	4
Total	764	1,809	1,680	305	4,558

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers3
UK mortgages	-	1.3	8.6	3.1	0.4
Credit cards	1.5	15.1	54.4	-	4.6
Loans and overdrafts	2.0	20.4	72.6	-	5.7
UK Motor Finance	0.9	4.4	55.0	-	2.0
Other	0.1	2.8	30.4	-	0.6
Retail	0.2	2.7	16.7	3.1	0.8
Small and Medium Businesses	0.3	4.7	13.0	-	1.4
Corporate and Institutional Banking	0.3	4.8	50.5	-	2.1
Commercial Banking	0.3	4.7	34.9	-	1.8
Equity Investments and Central Items		-	66.7	-
Total	0.2	3.1	24.1	3.1	1.0

1  Contains centralised fair value hedge accounting adjustments.

2  UK Motor Finance for Stages 1 and 2 include £93 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

3  Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £75 million, Loans and overdrafts of £65 million, Small and Medium Businesses of £1,104 million and Corporate and Institutional Banking of £1 million.

CREDIT RISK (continued)

Loans and advances to customers and expected credit loss allowance - statutory basis (continued)
At 31 December 2021	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	273,629	21,798	1,940	10,977	308,344	7.1	0.6
Credit cards1	11,918	2,077	292	-	14,287	14.5	2.0
Loans and overdrafts	8,181	1,105	271	-	9,557	11.6	2.8
UK Motor Finance	12,247	1,828	201	-	14,276	12.8	1.4
Other1	11,198	593	169	-	11,960	5.0	1.4
Retail	317,173	27,401	2,873	10,977	358,424	7.6	0.8
Small and Medium Businesses1	36,134	4,992	1,747	-	42,873	11.6	4.1
Corporate and Institutional Banking1	46,585	2,538	1,816	-	50,939	5.0	3.6
Commercial Banking	82,719	7,530	3,563	-	93,812	8.0	3.8
Equity Investments and Central Items2	144	-	7	-	151	-	4.6
Total gross lending	400,036	34,931	6,443	10,977	452,387	7.7	1.4
ECL allowance on drawn balances	(915)	(1,114)	(1,581)	(210)	(3,820)
Net balance sheet carrying value	399,121	33,817	4,862	10,767	448,567

Customer related ECL allowance (drawn and undrawn)
UK mortgages	49	394	184	210	837
Credit cards1	144	249	128	-	521
Loans and overdrafts	136	170	139	-	445
UK Motor Finance3	108	74	116	-	298
Other1	15	15	52	-	82
Retail	452	902	619	210	2,183
Small and Medium Businesses1	104	176	179	-	459
Corporate and Institutional Banking1	68	122	782	-	972
Commercial Banking	172	298	961	-	1,431
Equity Investments and Central Items	400	-	6	-	406
Total	1,024	1,200	1,586	210	4,020

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers4
UK mortgages	-	1.8	9.5	1.9	0.3
Credit cards1	1.2	12.0	56.9	-	3.7
Loans and overdrafts	1.7	15.4	67.5	-	4.7
UK Motor Finance	0.9	4.0	57.7	-	2.1
Other1	0.1	2.5	30.8	-	0.7
Retail	0.1	3.3	22.6	1.9	0.6
Small and Medium Businesses1	0.3	3.5	14.5	-	1.1
Corporate and Institutional Banking1	0.1	4.8	43.1	-	1.9
Commercial Banking	0.2	4.0	31.6	-	1.5
Equity Investments and Central Items5	-	-	85.7	-	4.0
Total	0.3	3.4	27.4	1.9	0.9

1  Reflects the new organisation structure. See page 82.

2  Contains centralised fair value hedge accounting adjustments.

3  UK Motor Finance for Stages 1 and 2 include £95 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

4  Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £67 million, Loans and overdrafts of £65 million, Small and Medium Businesses of £515 million and Corporate and Institutional Banking of £3 million.

5  Equity Investments and Central Items excludes the £400 million ECL central adjustment.

CREDIT RISK (continued)

Loans and advances to customers and expected credit loss allowance - underlying basisA
At 31 December 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	259,843	46,347	6,529	312,719	14.8	2.1
Credit cards	11,416	3,287	289	14,992	21.9	1.9
Loans and overdrafts	8,357	1,713	247	10,317	16.6	2.4
UK Motor Finance	12,174	2,245	154	14,573	15.4	1.1
Other	13,990	643	157	14,790	4.3	1.1
Retail1	305,780	54,235	7,376	367,391	14.8	2.0
Small and Medium Businesses	30,781	5,654	1,760	38,195	14.8	4.6
Corporate and Institutional Banking	49,728	5,839	1,611	57,178	10.2	2.8
Commercial Banking	80,509	11,493	3,371	95,373	12.1	3.5
Equity Investments and Central Items2	(2,972)	-	6	(2,966)
Total gross lending	383,317	65,728	10,753	459,798	14.3	2.3
ECL allowance on drawn balances	(700)	(1,936)	(2,263)	(4,899)
Net balance sheet carrying value	382,617	63,792	8,490	454,899

Customer related ECL allowance (drawn and undrawn)
UK mortgages	92	681	817	1,590
Credit cards	173	477	113	763
Loans and overdrafts	185	367	126	678
UK Motor Finance3	95	76	81	252
Other	16	18	52	86
Retail1	561	1,619	1,189	3,369
Small and Medium Businesses	129	271	149	549
Corporate and Institutional Banking	144	231	925	1,300
Commercial Banking	273	502	1,074	1,849
Equity Investments and Central Items	-	-	4	4
Total	834	2,121	2,267	5,222

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers4
UK mortgages	-	1.5	12.5	0.5
Credit cards	1.5	14.5	50.9	5.1
Loans and overdrafts	2.2	21.4	64.6	6.6
UK Motor Finance	0.8	3.4	52.6	1.7
Other	0.1	2.8	33.1	0.6
Retail1	0.2	3.0	16.4	0.9
Small and Medium Businesses	0.4	4.8	12.9	1.5
Corporate and Institutional Banking	0.3	4.0	57.5	2.3
Commercial Banking	0.3	4.4	38.9	2.0
Equity Investments and Central Items		-	66.7
Total	0.2	3.2	22.6	1.1

1    Retail balances exclude the impact of the HBOS acquisition-related adjustments.

2    Contains centralised fair value hedge accounting adjustments.

3    UK Motor Finance for Stages 1 and 2 include £92 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

4    Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £67 million, Loans and overdrafts of £52 million, Small and Medium Businesses of £607 million and Corporate and Institutional Banking of £1 million.

CREDIT RISK (continued)

Loans and advances to customers and expected credit loss allowance - underlying basisA (continued)
At 30 September 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	259,541	46,153	6,613	312,307	14.8	2.1
Credit cards	12,018	2,526	292	14,836	17.0	2.0
Loans and overdrafts	8,723	1,339	255	10,317	13.0	2.5
UK Motor Finance	12,335	1,949	169	14,453	13.5	1.2
Other	13,294	650	158	14,102	4.6	1.1
Retail1	305,911	52,617	7,487	366,015	14.4	2.0
Small and Medium Businesses	31,783	6,266	2,279	40,328	15.5	5.7
Corporate and Institutional Banking	52,001	5,029	1,650	58,680	8.6	2.8
Commercial Banking	83,784	11,295	3,929	99,008	11.4	4.0
Equity Investments and Central Items2	(4,010)	-	6	(4,004)
Total gross lending	385,685	63,912	11,422	461,019	13.9	2.5
ECL allowance on drawn balances	(632)	(1,847)	(2,206)	(4,685)
Net balance sheet carrying value	385,053	62,065	9,216	456,334

Customer related ECL allowance (drawn and undrawn)
UK mortgages	48	705	823	1,576
Credit cards	182	382	118	682
Loans and overdrafts	175	273	138	586
UK Motor Finance3	107	85	93	285
Other	15	18	48	81
Retail1	527	1,463	1,220	3,210
Small and Medium Businesses	104	292	153	549
Corporate and Institutional Banking	133	243	832	1,208
Commercial Banking	237	535	985	1,757
Equity Investments and Central Items	-	-	4	4
Total	764	1,998	2,209	4,971

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers4
UK mortgages	-	1.5	12.4	0.5
Credit cards	1.5	15.1	54.4	4.6
Loans and overdrafts	2.0	20.4	72.6	5.7
UK Motor Finance	0.9	4.4	55.0	2.0
Other	0.1	2.8	30.4	0.6
Retail1	0.2	2.8	16.6	0.9
Small and Medium Businesses	0.3	4.7	13.0	1.4
Corporate and Institutional Banking	0.3	4.8	50.5	2.1
Commercial Banking	0.3	4.7	34.9	1.8
Equity Investments and Central Items		-	66.7
Total	0.2	3.1	21.7	1.1

1    Retail balances exclude the impact of the HBOS acquisition-related adjustments.

2    Contains centralised fair value hedge accounting adjustments.

3    UK Motor Finance for Stages 1 and 2 include £93 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

4    Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £75 million, Loans and overdrafts of £65 million, Small and Medium Businesses of £1,104 million and Corporate and Institutional Banking of £1 million.

CREDIT RISK (continued)

Loans and advances to customers and expected credit loss allowance - underlying basisA (continued)
At 31 December 2021	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	276,021	28,579	4,191	308,791	9.3	1.4
Credit cards1	11,905	2,075	292	14,272	14.5	2.0
Loans and overdrafts	8,181	1,105	271	9,557	11.6	2.8
UK Motor Finance	12,247	1,828	201	14,276	12.8	1.4
Other1	11,198	593	169	11,960	5.0	1.4
Retail2	319,552	34,180	5,124	358,856	9.5	1.4
Small and Medium Businesses1	36,134	4,992	1,747	42,873	11.6	4.1
Corporate and Institutional Banking1	46,585	2,538	1,816	50,939	5.0	3.6
Commercial Banking	82,719	7,530	3,563	93,812	8.0	3.8
Equity Investments and Central Items3	144	-	7	151	-	4.6
Total gross lending	402,415	41,710	8,694	452,819	9.2	1.9
ECL allowance on drawn balances	(919)	(1,377)	(1,981)	(4,277)
Net balance sheet carrying value	401,496	40,333	6,713	448,542

Customer related ECL allowance (drawn and undrawn)
UK mortgages	50	653	581	1,284
Credit cards1	147	253	131	531
Loans and overdrafts	136	170	139	445
UK Motor Finance4	108	74	116	298
Other1	15	15	52	82
Retail2	456	1,165	1,019	2,640
Small and Medium Businesses1	104	176	179	459
Corporate and Institutional Banking1	68	122	782	972
Commercial Banking	172	298	961	1,431
Equity Investments and Central Items	400	-	6	406
Total	1,028	1,463	1,986	4,477

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers5
UK mortgages	-	2.3	13.9	0.4
Credit cards1	1.2	12.2	58.2	3.7
Loans and overdrafts	1.7	15.4	67.5	4.7
UK Motor Finance	0.9	4.0	57.7	2.1
Other1	0.1	2.5	30.8	0.7
Retail2	0.1	3.4	20.4	0.7
Small and Medium Businesses1	0.3	3.5	14.5	1.1
Corporate and Institutional Banking1	0.1	4.8	43.1	1.9
Commercial Banking	0.2	4.0	31.6	1.5
Equity Investments and Central Items6	-	-	85.7	4.0
Total	0.3	3.5	24.7	1.0

1    Reflects the new organisation structure. See page 82.

2    Retail balances exclude the impact of the HBOS and MBNA acquisition-related adjustments.

3    Contains centralised fair value hedge accounting adjustments.

4    UK Motor Finance for Stages 1 and 2 include £95 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

5    Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £67 million, Loans and overdrafts of £65 million, Small and Medium Businesses of £515 million and Corporate and Institutional Banking of £3 million.

6  Equity Investments and Central Items excludes the £400 million ECL central adjustment.

CREDIT RISK (continued)

Stage 2 loans and advances to customers and expected credit loss allowance - statutory basis
	Up to date				1 to 30 days past due2		Over 30 days past due		Total
	PD movements		Other1
At 31 December 2022	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m

UK mortgages	29,718	263	9,613	160	1,633	67	819	63	41,783	553
Credit cards	3,023	386	136	46	98	30	30	15	3,287	477
Loans and overdrafts	1,311	249	234	53	125	45	43	20	1,713	367
UK Motor Finance	1,047	28	1,045	23	122	18	31	7	2,245	76
Other	160	5	384	7	54	4	45	2	643	18
Retail	35,259	931	11,412	289	2,032	164	968	107	49,671	1,491
Small and Medium Businesses	4,081	223	1,060	27	339	13	174	8	5,654	271
Corporate and Institutional Banking	5,728	229	27	-	30	1	54	1	5,839	231
Commercial Banking	9,809	452	1,087	27	369	14	228	9	11,493	502
Total	45,068	1,383	12,499	316	2,401	178	1,196	116	61,164	1,993

At 30 September 2022
UK mortgages	31,885	195	6,331	159	1,599	82	760	80	40,575	516
Credit cards	2,275	291	132	47	90	28	29	16	2,526	382
Loans and overdrafts	943	169	232	45	121	39	43	20	1,339	273
UK Motor Finance	854	27	927	23	136	25	32	10	1,949	85
Other	166	4	394	8	54	4	36	2	650	18
Retail	36,123	686	8,016	282	2,000	178	900	128	47,039	1,274
Small and Medium Businesses	4,408	246	1,235	26	399	13	224	7	6,266	292
Corporate and Institutional Banking	4,856	242	39	-	14	-	120	1	5,029	243
Commercial Banking	9,264	488	1,274	26	413	13	344	8	11,295	535
Total	45,387	1,174	9,290	308	2,413	191	1,244	136	58,334	1,809

At 31 December 2021
UK mortgages	14,845	132	4,133	155	1,433	38	1,387	69	21,798	394
Credit cards4	1,755	176	210	42	86	20	26	11	2,077	249
Loans and overdrafts	505	82	448	43	113	30	39	15	1,105	170
UK Motor Finance	581	20	1,089	26	124	19	34	9	1,828	74
Other4	194	4	306	7	44	2	49	2	593	15
Retail	17,880	414	6,186	273	1,800	109	1,535	106	27,401	902
Small and Medium Businesses4	3,570	153	936	14	297	6	189	3	4,992	176
Corporate and Institutional Banking4	2,479	119	25	3	6	-	28	-	2,538	122
Commercial Banking	6,049	272	961	17	303	6	217	3	7,530	298
Total	23,929	686	7,147	290	2,103	115	1,752	109	34,931	1,200

1    Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments. As of 31 December 2022, interest-only mortgage customers at risk of not meeting their final term payment are now directly classified as Stage 2 up to date "Other", driving movement of gross lending from the category of Stage 2 up to date "PD movement" into "Other".

2  Includes assets that have triggered PD movements, or other rules, given that being 1-29 days in arrears in and of itself is not a Stage 2 trigger.

3  Expected credit loss allowance on loans and advances to customers (drawn and undrawn).

4  Reflects the new organisation structure. See page 82.

CREDIT RISK (continued)

Stage 2 loans and advances to customers and expected credit loss allowance - underlying basisA
	Up to date				1 to 30 days past due2		Over 30 days past due		Total
	PD movements		Other1
At 31 December 2022	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m

UK mortgages	31,908	301	10,800	198	2,379	93	1,260	89	46,347	681
Credit cards	3,023	386	136	46	98	30	30	15	3,287	477
Loans and overdrafts	1,311	249	234	53	125	45	43	20	1,713	367
UK Motor Finance	1,047	28	1,045	23	122	18	31	7	2,245	76
Other	160	5	384	7	54	4	45	2	643	18
Retail	37,449	969	12,599	327	2,778	190	1,409	133	54,235	1,619
Small and Medium Businesses	4,081	223	1,060	27	339	13	174	8	5,654	271
Corporate and Institutional Banking	5,728	229	27	-	30	1	54	1	5,839	231
Commercial Banking	9,809	452	1,087	27	369	14	228	9	11,493	502
Total	47,258	1,421	13,686	354	3,147	204	1,637	142	65,728	2,121

At 30 September 2022
UK mortgages	34,716	257	7,915	213	2,349	118	1,173	117	46,153	705
Credit cards	2,275	291	132	47	90	28	29	16	2,526	382
Loans and overdrafts	943	169	232	45	121	39	43	20	1,339	273
UK Motor Finance	854	27	927	23	136	25	32	10	1,949	85
Other	166	4	394	8	54	4	36	2	650	18
Retail	38,954	748	9,600	336	2,750	214	1,313	165	52,617	1,463
Small and Medium Businesses	4,408	246	1,235	26	399	13	224	7	6,266	292
Corporate and Institutional Banking	4,856	242	39	-	14	-	120	1	5,029	243
Commercial Banking	9,264	488	1,274	26	413	13	344	8	11,295	535
Total	48,218	1,236	10,874	362	3,163	227	1,657	173	63,912	1,998

At 31 December 2021
UK mortgages	17,917	226	6,053	222	2,270	73	2,339	132	28,579	653
Credit cards4	1,754	179	209	41	86	21	26	12	2,075	253
Loans and overdrafts	505	82	448	43	113	30	39	15	1,105	170
UK Motor Finance	581	20	1,089	26	124	19	34	9	1,828	74
Other4	194	4	306	7	44	2	49	2	593	15
Retail	20,951	511	8,105	339	2,637	145	2,487	170	34,180	1,165
Small and Medium Businesses4	3,570	153	936	14	297	6	189	3	4,992	176
Corporate and Institutional Banking4	2,479	119	25	3	6	-	28	-	2,538	122
Commercial Banking	6,049	272	961	17	303	6	217	3	7,530	298
Total	27,000	783	9,066	356	2,940	151	2,704	173	41,710	1,463

1    Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments. As of 31 December 2022, interest-only mortgage customers at risk of not meeting their final term payment are now directly classified as Stage 2 up to date "Other", driving movement of gross lending from the category of Stage 2 up to date "PD movement" into "Other".

2  Includes assets that have triggered PD movements, or other rules, given that being 1-29 days in arrears in and of itself is not a Stage 2 trigger.

3  Expected credit loss allowance on loans and advances to customers (drawn and undrawn).

4  Reflects the new organisation structure. See page 82.

CREDIT RISK (continued)

ECL sensitivity to economic assumptions

The measurement of ECL reflects an unbiased probability-weighted range of possible future economic outcomes. The Group achieves this by generating four economic scenarios to reflect the range of outcomes; the central scenario reflects the Group's base case assumptions used for medium-term planning purposes, an upside and a downside scenario are also selected together with a severe downside scenario. If the base case moves adversely, it generates a new, more adverse downside and severe downside which are then incorporated into the ECL. The base case, upside and downside scenarios carry a 30 per cent weighting; the severe downside is weighted at 10 per cent. These assumptions can be found in note 5 on page 72 onwards.

The table below shows the Group's ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, with the severe downside scenario incorporating adjustments made to CPI inflation and UK Bank Rate paths. The stage allocation for an asset is based on the overall scenario probability-weighted PD and hence the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments and post-model adjustments is typically held constant reflecting the basis on which they are evaluated. For 31 December 2022, however, post-model adjustments in Commercial Banking have been apportioned across the scenarios to better reflect the sensitivity of these adjustments to each scenario. Judgements applied through changes to model inputs are reflected in the scenario ECL sensitivities. The probability-weighted view shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios relative to the base case; the uplift being £692 million compared to £223 million at 31 December 2021.
Statutory basis	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

UK mortgages	1,209	514	790	1,434	3,874
Credit cards	763	596	727	828	1,180
Other Retail	1,016	907	992	1,056	1,290
Commercial Banking	1,869	1,459	1,656	2,027	3,261
Other	46	46	46	47	47
At 31 December 2022	4,903	3,522	4,211	5,392	9,652

UK mortgages	1,163	463	734	1,375	3,914
Credit cards	682	594	649	742	866
Other Retail	952	903	937	984	1,048
Commercial Banking	1,768	1,365	1,580	1,909	3,117
Other	39	39	39	39	39
At 30 September 2022	4,604	3,364	3,939	5,049	8,984

UK mortgages	837	637	723	967	1,386
Credit cards1	521	442	500	569	672
Other Retail1	825	760	811	863	950
Commercial Banking1	1,433	1,295	1,358	1,505	1,859
Other1	426	426	427	426	424
At 31 December 2021	4,042	3,560	3,819	4,330	5,291

1  Reflects the new organisation structure. See page 82.

CREDIT RISK (continued)

ECL sensitivity to economic assumptions (continued)
Underlying basisA	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

UK mortgages	1,590	895	1,172	1,815	4,254
Credit cards	763	596	727	828	1,180
Other Retail	1,016	907	992	1,056	1,290
Commercial Banking	1,869	1,459	1,656	2,027	3,261
Other	46	46	46	47	47
At 31 December 2022	5,284	3,903	4,593	5,773	10,032

UK mortgages	1,576	877	1,147	1,788	4,327
Credit cards	682	594	649	742	866
Other Retail	952	903	937	984	1,048
Commercial Banking	1,768	1,365	1,580	1,909	3,117
Other	39	39	39	39	39
At 30 September 2022	5,017	3,778	4,352	5,462	9,397

UK mortgages	1,284	1,084	1,170	1,414	1,833
Credit cards1	531	453	511	579	682
Other Retail1	825	760	811	863	950
Commercial Banking1	1,433	1,295	1,358	1,505	1,859
Other1	426	426	427	426	424
At 31 December 2021	4,499	4,018	4,277	4,787	5,748

1  Reflects the new organisation structure. See page 82.

FUNDING AND LIQUIDITY RISK

The Group has maintained its strong funding and liquidity position with a loan to deposit ratio of 96 per cent as at 31 December 2022 (94 per cent as at 31 December 2021), largely driven by increased customer lending. Overall total wholesale funding has increased to £100.3 billion as at 31 December 2022 (31 December 2021: £93.1 billion) as a result of short term funding which has increased towards more normalised levels and maintains the Group's access to diverse sources and tenors of funding.

The Group's liquid assets continue to exceed the regulatory minimum and internal risk appetite, with a liquidity coverage ratio (LCR) of 144 per cent (based on a monthly rolling average over the previous 12 months) as at 31 December 2022 (31 December 2021: 135 per cent) calculated on a Group consolidated basis based on the EU Delegated Act. The increase in LCR is explained primarily by an increase in liquid assets from the Bank of England Term Funding Scheme with additional incentives for SMEs (TFSME) drawdowns in 2021. Following the implementation of structural reform, liquidity risk is managed at a legal entity level with the Group consolidated LCR, representing the composite of the Ring-Fenced Bank and Non-Ring-Fenced Bank entities.

The Net Stable Funding Ratio (NSFR) was implemented on 1 January 2022. The Group monitors this metric monthly and is significantly in excess of the regulatory requirement of 100 per cent.

During 2022, the Group accessed wholesale funding across a range of currencies and markets with term issuance volumes totalling £9.3 billion. The total outstanding amount of drawings from the TFSME has remained stable at £30.0 billion at 31 December 2022 (31 December 2021: £30.0 billion), with maturities in 2025, 2027 and beyond. In 2023, the Group expects to have a term wholesale issuance requirement of around £15 billion.

The Group's credit ratings continue to reflect the strength of the Group's business model and balance sheet. Over the course of the year, Fitch and S&P affirmed the Group's ratings. In July, Moody's downgraded the senior and subordinated ratings for Lloyds Banking Group plc by one notch based on their Loss Given Failure methodology. This was a technical and methodological change that puts the Group in line with peer issuers. The rating agencies continue to monitor the impact of cost of living increases and rising rates for the UK banking sector. The Group's strong management, franchise and financial performance, along with the robust capital and funding position, are reflected in the Group's strong ratings.

INTEREST RATE SENSITIVITY

The Group manages the risk to its earnings and capital from movements in interest rates centrally by hedging the net liabilities which are stable or less sensitive to movements in rates. As at 31 December 2022, the Group's structural hedge had an approved capacity of £255 billion (up £15 billion on 31 December 2021) including a part of the balances from the deposit growth since the start of the coronavirus pandemic.

Illustrative cumulative impact of parallel shifts in interest rate curve1

The table below shows the banking book net interest income sensitivity to an instantaneous parallel increase in interest rates. Sensitivities reflect shifts in the interest rate curve. The marginal reduction in Year 1 sensitivity compared to the year-end and half-year is driven by structural hedge maturity reinvestment schedule in future periods. The actual impact will also depend on the prevailing regulatory and competitive environment at the time. This sensitivity is illustrative and does not reflect new business margin implications and/or pricing actions today or in future periods, other than as outlined.

The following assumptions have been applied:

●  Instantaneous parallel shift in interest rate curve, including UK Bank Rate

●  Balance sheet remains constant

●  Illustrative 50 per cent pass-through on deposits and 100 per cent pass-through on assets, which could be different in practice

	Year 1 £m	Year 2 £m	Year 3 £m

+50bps	c.300	c.525	c.750
+25bps	c.150	c.250	c.375
-25bps	(c.175)	(c.250)	(c.375)

1    Sensitivity based on modelled impact on banking book net interest income, including the future impact of structural hedge maturities. Annual impacts are presented for illustrative purposes only and are based on a number of assumptions which are subject to change. Year 1 reflects the 12 months from the 31 December 2022 balance sheet position.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

	Note	2022 £m	2021 £m

Interest income		17,645	13,258
Interest expense		(3,688)	(3,892)
Net interest income		13,957	9,366
Fee and commission income		2,835	2,608
Fee and commission expense		(1,332)	(1,185)
Net fee and commission income		1,503	1,423
Net trading income		(19,987)	17,200
Insurance premium income		9,059	8,283
Other operating income		1,276	1,172
Other income		(8,149)	28,078
Total income		5,808	37,444
Insurance claims and changes in insurance and investment contract liabilities		12,401	(21,120)
Total income, net of insurance claims and changes in insurance and investment contract liabilities		18,209	16,324
Operating expenses		(9,759)	(10,800)
Impairment (charge) credit		(1,522)	1,378
Profit before tax		6,928	6,902
Tax expense	3	(1,373)	(1,017)
Profit for the year		5,555	5,885

Profit attributable to ordinary shareholders		5,021	5,355
Profit attributable to other equity holders		438	429
Profit attributable to equity holders		5,459	5,784
Profit attributable to non-controlling interests		96	101
Profit for the year		5,555	5,885

Basic earnings per share	4	7.3p	7.5p
Diluted earnings per share	4	7.2p	7.5p

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
	2022 £m	2021 £m

Profit for the year	5,555	5,885
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	(3,012)	1,720
Tax	860	(658)
	(2,152)	1,062
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	44	61
Tax	3	(4)
	47	57
Gains and losses attributable to own credit risk:
Gains (losses) before tax	519	(86)
Tax	(155)	34
	364	(52)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	(133)	133
Income statement transfers in respect of disposals	(92)	2
Income statement transfers in respect of impairment	6	(2)
Tax	62	(25)
	(157)	108
Movements in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	(6,990)	(2,279)
Net income statement transfers	43	(621)
Tax	1,928	814
	(5,019)	(2,086)
Movements in foreign currency translation reserve:
Currency translation differences (tax: £nil)	119	(39)
Transfers to income statement (tax: £nil)	(31)	-
	88	(39)
Total other comprehensive (loss) income for the year, net of tax	(6,829)	(950)
Total comprehensive (loss) income for the year	(1,274)	4,935

Total comprehensive (loss) income attributable to ordinary shareholders	(1,808)	4,405
Total comprehensive income attributable to other equity holders	438	429
Total comprehensive (loss) income attributable to equity holders	(1,370)	4,834
Total comprehensive income attributable to non-controlling interests	96	101
Total comprehensive (loss) income for the year	(1,274)	4,935

CONSOLIDATED BALANCE SHEET
	At 31 Dec 2022 £m	At 31 Dec 2021 £m

Assets
Cash and balances at central banks	91,388	76,420
Items in the course of collection from banks	242	147
Financial assets at fair value through profit or loss	180,609	206,771
Derivative financial instruments	24,753	22,051
Loans and advances to banks	10,632	7,001
Loans and advances to customers	454,899	448,567
Reverse repurchase agreements	44,865	54,753
Debt securities	9,926	6,835
Financial assets at amortised cost	520,322	517,156
Financial assets at fair value through other comprehensive income	23,154	28,137
Reinsurance assets1	616	759
Investments in joint ventures and associates	385	352
Goodwill	2,655	2,320
Value of in-force business	5,419	5,514
Other intangible assets	4,786	4,196
Current tax recoverable	612	363
Deferred tax assets	5,228	3,118
Retirement benefit assets	3,823	4,531
Other assets1	13,837	14,690
Total assets	877,829	886,525

1  See note 1 regarding changes to presentation.
CONSOLIDATED BALANCE SHEET (continued)
	At 31 Dec 2022 £m	At 31 Dec 2021 £m

Liabilities
Deposits from banks	7,266	7,647
Customer deposits	475,331	476,344
Repurchase agreements at amortised cost	48,596	31,125
Items in the course of transmission to banks	372	316
Financial liabilities at fair value through profit or loss	17,755	23,123
Derivative financial instruments	24,042	18,060
Notes in circulation	1,280	1,321
Debt securities in issue	73,819	71,552
Liabilities arising from insurance contracts and participating investment contracts	106,893	123,423
Liabilities arising from non-participating investment contracts	42,975	45,040
Other liabilities	19,090	19,947
Retirement benefit obligations	126	230
Current tax liabilities	8	6
Deferred tax liabilities	216	39
Other provisions	1,809	2,092
Subordinated liabilities	10,730	13,108
Total liabilities	830,308	833,373

Equity
Share capital	6,729	7,102
Share premium account	18,504	18,479
Other reserves	6,602	11,189
Retained profits	10,145	10,241
Ordinary shareholders' equity	41,980	47,011
Other equity instruments	5,297	5,906
Total equity excluding non-controlling interests	47,277	52,917
Non-controlling interests	244	235
Total equity	47,521	53,152
Total equity and liabilities	877,829	886,525

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 1 January 2022	25,581	11,189	10,241	47,011	5,906	235	53,152
Comprehensive income
Profit for the year	-	-	5,021	5,021	438	96	5,555
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	-	-	(2,152)	(2,152)	-	-	(2,152)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	-	(157)	-	(157)	-	-	(157)
Equity shares	-	47	-	47	-	-	47
Gains and losses attributable to own credit risk, net of tax	-	-	364	364	-	-	364
Movements in cash flow hedging reserve, net of tax	-	(5,019)	-	(5,019)	-	-	(5,019)
Movements in foreign currency translation reserve, net of tax	-	88	-	88	-	-	88
Total other comprehensive loss	-	(5,041)	(1,788)	(6,829)	-	-	(6,829)
Total comprehensive (loss) income1	-	(5,041)	3,233	(1,808)	438	96	(1,274)
Transactions with owners
Dividends	-	-	(1,475)	(1,475)	-	(92)	(1,567)
Distributions on other equity instruments	-	-	-	-	(438)	-	(438)
Issue of ordinary shares	105	-	-	105	-	-	105
Share buyback	(453)	453	(2,013)	(2,013)	-	-	(2,013)
Redemption of preference shares	-	-	-	-	-	-	-
Issue of other equity instruments	-	-	(5)	(5)	750	-	745
Repurchases and redemptions of other equity instruments	-	-	(36)	(36)	(1,359)	-	(1,395)
Movement in treasury shares	-	-	(20)	(20)	-	-	(20)
Value of employee services:
Share option schemes	-	-	41	41	-	-	41
Other employee award schemes	-	-	183	183	-	-	183
Changes in non-controlling interests	-	-	(3)	(3)	-	5	2
Total transactions with owners	(348)	453	(3,328)	(3,223)	(1,047)	(87)	(4,357)
Realised gains and losses on equity shares held at fair value through other comprehensive income	-	1	(1)	-	-	-	-
At 31 December 2022	25,233	6,602	10,145	41,980	5,297	244	47,521

1  Total comprehensive income attributable to owners of the parent was a deficit of £1,370 million.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)
	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 1 January 2021	24,947	13,747	4,584	43,278	5,906	229	49,413
Comprehensive income
Profit for the year	-	-	5,355	5,355	429	101	5,885
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	-	-	1,062	1,062	-	-	1,062
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	-	108	-	108	-	-	108
Equity shares	-	57	-	57	-	-	57
Gains and losses attributable to own credit risk, net of tax	-	-	(52)	(52)	-	-	(52)
Movements in cash flow hedging reserve, net of tax	-	(2,086)	-	(2,086)	-	-	(2,086)
Movements in foreign currency translation reserve, net of tax	-	(39)	-	(39)	-	-	(39)
Total other comprehensive (loss) income	-	(1,960)	1,010	(950)	-	-	(950)
Total comprehensive (loss) income1	-	(1,960)	6,365	4,405	429	101	4,935
Transactions with owners
Dividends	-	-	(877)	(877)	-	(93)	(970)
Distributions on other equity instruments	-	-	-	-	(429)	-	(429)
Issue of ordinary shares	37	-	-	37	-	-	37
Share buyback	-	-	-	-	-	-	-
Redemption of preference shares	597	(597)	-	-	-	-	-
Issue of other equity instruments	-	-	-	-	-	-	-
Repurchases and redemptions of other equity instruments	-	-	-	-	-	-	-
Movement in treasury shares	-	-	(13)	(13)	-	-	(13)
Value of employee services:
Share option schemes	-	-	51	51	-	-	51
Other employee award schemes	-	-	131	131	-	-	131
Changes in non-controlling interests	-	-	(1)	(1)	-	(2)	(3)
Total transactions with owners	634	(597)	(709)	(672)	(429)	(95)	(1,196)
Realised gains and losses on equity shares held at fair value through other comprehensive income	-	(1)	1	-	-	-	-
At 31 December 2021	25,581	11,189	10,241	47,011	5,906	235	53,152

1  Total comprehensive income attributable to owners of the parent was a surplus of £4,834 million.

CONSOLIDATED CASH FLOW STATEMENT
	2022 £m	2021 £m

Profit before tax	6,928	6,902
Adjustments for:
Change in operating assets	17,037	(10,365)
Change in operating liabilities	15,593	4,954
Non-cash and other items	(16,804)	6,063
Tax paid (net)	(743)	(796)
Net cash provided by operating activities	22,011	6,758
Cash flows from investing activities
Purchase of financial assets	(7,984)	(8,984)
Proceeds from sale and maturity of financial assets	11,172	8,287
Purchase of fixed assets	(3,855)	(3,228)
Proceeds from sale of fixed assets	1,550	1,437
Repayment of capital by joint ventures and associates	36	-
Acquisition of businesses, net of cash acquired	(409)	(57)
Net cash provided by (used in) investing activities	510	(2,545)
Cash flows from financing activities
Dividends paid to ordinary shareholders	(1,475)	(877)
Distributions on other equity instruments	(438)	(429)
Dividends paid to non-controlling interests	(92)	(93)
Interest paid on subordinated liabilities	(603)	(1,303)
Proceeds from issue of subordinated liabilities	838	499
Proceeds from issue of other equity instruments	745	-
Proceeds from issue of ordinary shares	31	25
Share buyback	(2,013)	-
Repayment of subordinated liabilities	(2,216)	(1,056)
Repurchases and redemptions of other equity instruments	(1,395)	-
Change in stake of non-controlling interests	5	-
Net cash used in financing activities	(6,613)	(3,234)
Effects of exchange rate changes on cash and cash equivalents	727	70
Change in cash and cash equivalents	16,635	1,049
Cash and cash equivalents at beginning of year	79,194	78,145
Cash and cash equivalents at end of year	95,829	79,194

Cash and cash equivalents comprise cash and non-mandatory balances with central banks and amounts due from banks with a maturity of less than three months. Included within cash and cash equivalents at 31 December 2022 is £37 million (31 December 2021: £76 million) of restricted cash and cash equivalents held within the Group's long-term insurance and investments operations, which is not immediately available for use in the business.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.   Accounting policies and presentation

These condensed consolidated financial statements as at and for the year to 31 December 2022 have been prepared in accordance with the Listing Rules of the Financial Conduct Authority (FCA) relating to Preliminary Announcements and comprise the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements. Copies of the 2022 Annual Report and Accounts will be available on the Group's website and upon request from Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN.

Except for the matter referred to below, the Group's accounting policies are consistent with those applied by the Group in its 2021 Annual Report and Accounts and there have been no changes in the Group's methods of computation. The Group's accounting policies are set out in full in the 2022 Annual Report and Accounts.

In April 2022, the IFRS Interpretations Committee was asked to consider whether an entity includes a demand deposit as a component of cash and cash equivalents in the statement of cash flows when the demand deposit is subject to contractual restrictions on use agreed with a third party. It concluded that such amounts should be included within cash and cash equivalents. Accordingly, the Group includes mandatory reserve deposits with central banks that are held in demand accounts within cash and cash equivalents disclosed in the cash flow statement. This change has increased the Group's cash and cash equivalents at 1 January 2020 by £1,696 million (to £59,507 million) and decreased the adjustment for the change in operating assets in 2020 by £982 million (to a reduction of £17,668 million) resulting in an increase in the Group's cash and cash equivalents at 31 December 2020 of £2,678 million (to £78,145 million); and decreased the adjustment for the change in operating assets in 2021 by £137 million (to a reduction of £10,365 million) and, as a result, the Group's cash and cash equivalents at 31 December 2021 increased by £2,815 million (to £79,194 million). The change had no impact on profit after tax, total equity or the Group's earnings per share.

The following change has been made to the presentation of the Group's assets on the face of the balance sheet:

●  Reinsurance assets are shown separately from other assets

There has been no change in the basis of accounting for any of the underlying transactions. Comparatives have been presented on a consistent basis.

The directors consider that it is appropriate to continue to adopt the going concern basis in preparing the financial statements. In reaching this assessment, the directors have considered the impact of climate change upon the Group's performance and projected funding and capital position. The directors have also taken into account the results from stress testing scenarios.

2.   Critical accounting judgements and key sources of estimation uncertainty

The critical accounting judgements and key sources of estimation uncertainty made by management in applying the Group's accounting policies are set out in full in the Group's 2022 Annual Report and Accounts. Those affecting the Group's recognition and measurement of allowance for expected credit losses are set out in note 5.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.   Tax expense

The UK corporation tax rate for the year was 19.0 per cent (2021: 19.0 per cent). An explanation of the relationship between tax expense and accounting profit is set out below.
	2022 £m	2021 £m

Profit before tax	6,928	6,902
UK corporation tax thereon	(1,316)	(1,311)
Impact of surcharge on banking profits	(339)	(439)
Non-deductible costs: conduct charges	(5)	(185)
Non-deductible costs: bank levy	(28)	(22)
Other non-deductible costs	(72)	(83)
Non-taxable income	134	40
Tax relief on coupons on other equity instruments	83	81
Tax-exempt gains on disposals	67	140
Tax losses where no deferred tax recognised	11	(1)
Remeasurement of deferred tax due to rate changes	(53)	954
Differences in overseas tax rates	(63)	(19)
Policyholder tax	(65)	(63)
Policyholder deferred tax asset in respect of life assurance expenses	33	(69)
Adjustments in respect of prior years	243	(40)
Tax effect of share of results of joint ventures	(3)	-
Tax expense	(1,373)	(1,017)

4.   Earnings per share
	2022 £m	2021 £m

Profit attributable to ordinary shareholders - basic and diluted	5,021	5,355

	2022 million	2021 million

Weighted-average number of ordinary shares in issue - basic	68,847	70,937
Adjustment for share options and awards	835	848
Weighted-average number of ordinary shares in issue - diluted	69,682	71,785

Basic earnings per share	7.3p	7.5p
Diluted earnings per share	7.2p	7.5p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.   Allowance for expected credit losses

The critical accounting judgements and key sources of estimation uncertainty made by management in applying the Group's accounting policies are set out in full in the Group's 2022 Annual Report and Accounts. Those affecting the Group's recognition and measurement of allowances for expected credit losses are set out below.

Generation of multiple economic scenarios

The estimate of expected credit losses is required to be based on an unbiased expectation of future economic scenarios. The approach used to generate the range of future economic scenarios depends on the methodology and judgements adopted. The Group's approach is to start from a defined base case scenario, used for planning purposes, and to generate alternative economic scenarios around this base case. The base case scenario is a conditional forecast underpinned by a number of conditioning assumptions that reflect the Group's best view of key future developments. If circumstances appear likely to materially deviate from the conditioning assumptions, then the base case scenario is updated.

The base case scenario is central to a range of future economic scenarios generated by simulation of an economic model, for which the same conditioning assumptions apply as in the base case scenario. These scenarios are ranked by using estimated relationships with industry-wide historical loss data. With the base case already pre-defined, three other scenarios are identified as averages of constituent scenarios located around the 15th, 75th and 95th percentiles of the distribution. The full distribution is therefore summarised by a practical number of scenarios to run through ECL models representing an upside, the base case, and a downside scenario weighted at 30 per cent each, together with a severe downside scenario weighted at 10 per cent. The scenario weights represent the distribution of economic scenarios and not subjective views on likelihood. The inclusion of a severe downside scenario with a smaller weighting ensures that the non-linearity of losses in the tail of the distribution is adequately captured. Macroeconomic projections may employ reversionary techniques to adjust the paths of economic drivers towards long-run equilibria after a reasonable forecast horizon. The Group does not use such techniques to force the MES scenarios to revert to the base case planning view. Utilising such techniques would be expected to be immaterial for expected credit losses since loss sensitivity is highest over the initial five years of the projections. Most assets are expected to have matured, or reached the end of their behavioural life before the five-year horizon.

A forum under the chairmanship of the Chief Economist meets at least quarterly to review and, if appropriate, recommend changes to the method by which economic scenarios are generated, for approval by the Chief Financial Officer and Chief Risk Officer. In June 2022, the Group judged it appropriate to include an adjusted severe downside scenario to incorporate a high CPI inflation and UK Bank Rate profiles and to adopt this adjusted severe downside scenario to calculate the Group's ECL. This is because the historic macroeconomic and loan loss data upon which the scenario model is calibrated imply an association of downside economic outcomes with easier monetary policy, and therefore low interest rates. The adjustment is considered to better reflect the risks around the Group's base case view in an economic environment where supply shocks are the principal concern. The Group has continued to include a non-modelled severe downside scenario for Group ECL calculations for 31 December 2022 reporting.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.   Allowance for expected credit losses (continued)

Base case and MES economic assumptions

The Group's base case economic scenario has been revised in light of the ongoing war in Ukraine, reversals in UK fiscal policy, and a continuing global shift towards a more restrictive monetary policy stance against a backdrop of elevated inflation pressures. The Group's updated base case scenario has three conditioning assumptions: first, the war in Ukraine remains 'local', i.e. without overtly involving neighbouring countries, NATO or China; second, the UK labour market participation rate remains below pre-pandemic levels, impeding the economy's supply capacity; and third, the Bank of England accommodates above-target inflation in the medium term, recognising the economic costs that might arise from a rapid return to the two per cent target.

Based on these assumptions and incorporating the economic data published in the fourth quarter, the Group's base case scenario is for a contraction in economic activity and a rise in the unemployment rate alongside declines in residential and commercial property prices, following increases in UK Bank Rate in response to persistent inflationary pressures. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.

The Group has accommodated the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables in the fourth quarter of 2022, for which actuals may have since emerged prior to publication.

Scenarios by year

The key UK economic assumptions made by the Group are shown in the following tables across a number of measures explained below.

Annual assumptions

Gross domestic product (GDP) and Consumer Price Index (CPI) inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices over each year. Unemployment rate and UK Bank Rate are averages over the year.

Five-year average

The five-year average reflects the average annual growth rate, or level, over the five-year period. It includes movements within the current reporting year, such that the position as of 31 December 2022 covers the five years 2022 to 2026. The inclusion of the reporting year within the five-year period reflects the need to predict variables which remain unpublished at the reporting date and recognises that credit models utilise both level and annual changes. The use of calendar years maintains a comparability between the annual assumptions presented.

Five-year start to peak and trough

The peak or trough for any metric may occur intra year and therefore not be identifiable from the annual assumptions, therefore they are also disclosed. For GDP, house price growth and commercial real estate price growth, the peak, or trough, reflects the highest, or lowest cumulative quarterly position reached relative to the start of the five-year period, which as of 31 December 2022 is 1 January 2022. Given these metrics may exhibit increases followed by greater falls, the start to trough movements quoted may be smaller than the equivalent 'peak to trough' movement (and vice versa for start to peak). Unemployment, UK Bank Rate and CPI Inflation reflect the highest, or lowest, quarterly level reached in the five-year period.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.             Allowance for expected credit losses (continued)

At 31 December 2022	2022%	2023%	2024%	2025%	2026%	2022 to 2026 average %	Start to peak1%	Start to trough1%

Upside
Gross domestic product	4.1	0.1	1.1	1.7	2.1	1.8	6.5	0.4
Unemployment rate	3.5	2.8	3.0	3.3	3.4	3.2	3.8	2.8
House price growth	2.4	(2.8)	6.5	9.0	8.0	4.5	24.8	(1.1)
Commercial real estate price growth	(9.4)	8.5	3.5	2.6	2.3	1.3	7.2	(9.4)
UK Bank Rate	1.94	4.95	4.98	4.63	4.58	4.22	5.39	0.75
CPI inflation	9.0	8.3	4.2	3.3	3.0	5.5	10.7	2.9

Base case
Gross domestic product	4.0	(1.2)	0.5	1.6	2.1	1.4	4.3	(1.1)
Unemployment rate	3.7	4.5	5.1	5.3	5.1	4.8	5.3	3.6
House price growth	2.0	(6.9)	(1.2)	2.9	4.4	0.2	6.4	(6.3)
Commercial real estate price growth	(11.8)	(3.3)	0.9	2.8	3.1	(1.8)	7.2	(14.8)
UK Bank Rate	1.94	4.00	3.38	3.00	3.00	3.06	4.00	0.75
CPI inflation	9.0	8.3	3.7	2.3	1.7	5.0	10.7	1.6

Downside
Gross domestic product	3.9	(3.0)	(0.5)	1.4	2.1	0.8	1.2	(3.6)
Unemployment rate	3.8	6.3	7.5	7.6	7.2	6.5	7.7	3.6
House price growth	1.6	(11.1)	(9.8)	(5.6)	(1.5)	(5.4)	6.4	(24.3)
Commercial real estate price growth	(13.9)	(15.0)	(3.7)	0.4	1.4	(6.4)	7.2	(29.6)
UK Bank Rate	1.94	2.93	1.39	0.98	1.04	1.65	3.62	0.75
CPI inflation	9.0	8.2	3.3	1.3	0.3	4.4	10.7	0.2

Severe downside
Gross domestic product	3.7	(5.2)	(1.0)	1.3	2.1	0.1	0.7	(6.4)
Unemployment rate	4.1	9.0	10.7	10.4	9.7	8.8	10.7	3.6
House price growth	1.1	(14.8)	(18.0)	(11.5)	(4.2)	(9.8)	6.4	(40.1)
Commercial real estate price growth	(17.3)	(28.8)	(9.9)	(1.3)	3.2	(11.6)	7.2	(47.8)
UK Bank Rate - modelled	1.94	1.41	0.20	0.13	0.14	0.76	3.50	0.12
UK Bank Rate - adjusted2	2.44	7.00	4.88	3.31	3.25	4.18	7.00	0.75
CPI inflation - modelled	9.0	8.2	2.6	(0.1)	(1.6)	3.6	10.7	(1.7)
CPI inflation - adjusted2	9.7	14.3	9.0	4.1	1.6	7.7	14.8	1.5

Probability-weighted
Gross domestic product	4.0	(1.8)	0.2	1.5	2.1	1.2	3.4	(1.8)
Unemployment rate	3.7	5.0	5.8	5.9	5.7	5.2	5.9	3.6
House price growth	1.9	(7.7)	(3.2)	0.7	2.9	(1.2)	6.4	(9.5)
Commercial real estate price growth	(12.3)	(5.8)	(0.8)	1.6	2.3	(3.1)	7.2	(18.6)
UK Bank Rate - modelled	1.94	3.70	2.94	2.59	2.60	2.76	3.89	0.75
UK Bank Rate - adjusted2	1.99	4.26	3.41	2.91	2.91	3.10	4.31	0.75
CPI inflation - modelled	9.0	8.3	3.6	2.1	1.4	4.9	10.7	1.3
CPI inflation - adjusted2	9.1	8.9	4.3	2.5	1.7	5.3	11.0	1.6

1  Since the level of property prices peaked during 2022, peak to trough declines for house price growth and commercial real estate price growth are larger than the start to trough declines over the period shown.

2  The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks around the Group's base case view in an economic environment where supply shocks are the principal concern.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.   Allowance for expected credit losses (continued)
At 31 December 2021	2021%	2022%	2023%	2024%	2025%	2021 to 2025 average %	Start to peak %	Start to trough %

Upside
Gross domestic product	7.1	4.0	1.4	1.3	1.4	3.0	12.6	(1.3)
Unemployment rate	4.4	3.3	3.4	3.5	3.7	3.7	4.9	3.2
House price growth	10.1	2.6	4.9	4.7	3.6	5.1	28.5	1.2
Commercial real estate price growth	12.4	5.8	0.7	1.0	(0.6)	3.7	20.9	0.8
UK Bank Rate	0.14	1.44	1.74	1.82	2.03	1.43	2.04	0.10
CPI inflation1	2.6	5.9	3.3	2.6	3.3	3.5	6.5	0.6

Base case
Gross domestic product	7.1	3.7	1.5	1.3	1.3	2.9	12.3	(1.3)
Unemployment rate	4.5	4.3	4.4	4.4	4.5	4.4	4.9	4.3
House price growth	9.8	0.0	0.0	0.5	0.7	2.1	11.0	1.2
Commercial real estate price growth	10.2	(2.2)	(1.9)	0.1	0.6	1.2	10.2	0.8
UK Bank Rate	0.14	0.81	1.00	1.06	1.25	0.85	1.25	0.10
CPI inflation1	2.6	5.9	3.0	1.6	2.0	3.0	6.5	0.6

Downside
Gross domestic product	7.1	3.4	1.3	1.1	1.2	2.8	11.4	(1.3)
Unemployment rate	4.7	5.6	5.9	5.8	5.7	5.6	6.0	4.3
House price growth	9.2	(4.9)	(7.8)	(6.6)	(4.7)	(3.1)	9.2	(14.8)
Commercial real estate price growth	8.6	(10.1)	(7.0)	(3.4)	(0.3)	(2.6)	8.6	(12.8)
UK Bank Rate	0.14	0.45	0.52	0.55	0.69	0.47	0.71	0.10
CPI inflation1	2.6	5.8	2.8	1.3	1.6	2.8	6.4	0.6

Severe downside
Gross domestic product	6.8	0.9	0.4	1.0	1.4	2.1	7.6	(1.3)
Unemployment rate	4.9	7.7	8.5	8.1	7.6	7.3	8.5	4.3
House price growth	9.1	(7.3)	(13.9)	(12.5)	(8.4)	(6.9)	9.1	(30.2)
Commercial real estate price growth	5.8	(19.6)	(12.1)	(5.3)	(0.5)	(6.8)	6.9	(30.0)
UK Bank Rate	0.14	0.04	0.06	0.08	0.09	0.08	0.25	0.02
CPI inflation1	2.6	5.8	2.3	0.5	0.9	2.4	6.5	0.4

Probability-weighted
Gross domestic product	7.0	3.4	1.3	1.2	1.3	2.8	11.6	(1.3)
Unemployment rate	4.6	4.7	5.0	5.0	4.9	4.8	5.0	4.3
House price growth	9.6	(1.4)	(2.3)	(1.7)	(1.0)	0.6	9.6	1.2
Commercial real estate price growth	9.9	(3.9)	(3.7)	(1.2)	(0.1)	0.1	9.9	(0.3)
UK Bank Rate	0.14	0.82	0.99	1.04	1.20	0.83	1.20	0.10
CPI inflation1	2.6	5.9	2.9	1.7	2.2	3.1	6.5	0.6

1  For 31 December 2021 scenarios, CPI numbers were translations of modelled Retail Price Index excluding mortgage interest payments (RPIX) estimates.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.   Allowance for expected credit losses (continued)

Base case scenario by quarter

Key quarterly assumptions made by the Group in the base case scenario are shown below. Gross domestic product is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.
At 31 December 2022	First quarter 2022%	Second quarter 2022%	Third quarter 2022%	Fourth quarter 2022%	First quarter 2023%	Second quarter 2023%	Third quarter 2023%	Fourth quarter 2023%

Gross domestic product	0.6	0.1	(0.3)	(0.4)	(0.4)	(0.4)	(0.2)	(0.1)
Unemployment rate	3.7	3.8	3.6	3.7	4.0	4.4	4.7	4.9
House price growth	11.1	12.5	9.8	2.0	(3.0)	(8.4)	(9.8)	(6.9)
Commercial real estate price growth	18.0	18.0	8.4	(11.8)	(16.9)	(19.8)	(15.9)	(3.3)
UK Bank Rate	0.75	1.25	2.25	3.50	4.00	4.00	4.00	4.00
CPI inflation	6.2	9.2	10.0	10.7	10.0	8.9	8.0	6.1

At 31 December 2021	First quarter 2021%	Second quarter 2021%	Third quarter 2021%	Fourth quarter 2021%	First quarter 2022%	Second quarter 2022%	Third quarter 2022%	Fourth quarter 2022%

Gross domestic product	(1.3)	5.4	1.1	0.4	0.1	1.5	0.5	0.3
Unemployment rate	4.9	4.7	4.3	4.3	4.4	4.3	4.3	4.3
House price growth	6.5	8.7	7.4	9.8	8.4	6.1	3.2	0.0
Commercial real estate price growth	(2.9)	3.4	7.5	10.2	8.4	5.2	0.9	(2.2)
UK Bank Rate	0.10	0.10	0.10	0.25	0.50	0.75	1.00	1.00
CPI inflation	0.6	2.1	2.8	4.9	5.3	6.5	6.3	5.3
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.   Allowance for expected credit losses (continued)

ECL sensitivity to economic assumptions

The impact of changes in the UK unemployment rate and House Price Index (HPI) have been assessed. Although such changes would not be observed in isolation, as economic indicators tend to be correlated in a coherent scenario, this gives insight into the sensitivity of the Group's ECL to gradual changes in these two critical economic factors. The assessment has been made against the base case with the reported staging unchanged and is assessed through the direct impact on modelled ECL only, including management judgements applied through changes to model inputs. The change in univariate ECL sensitivity in the period is a result of the change in definition of default and associated model changes, and the deterioration in the base case on which the assessment has been performed.

The table below shows the impact on the Group's ECL resulting from a 1 percentage point (pp) increase or decrease in the UK unemployment rate. The increase or decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario. An immediate increase or decrease would drive a more material ECL impact as it would be fully reflected in both 12-month and lifetime PDs.
	At 31 December 2022		At 31 December 20211
1pp increase in unemployment £m		1pp decrease in unemployment £m	1pp increase in unemployment £m	1pp decrease in unemployment £m

UK mortgages	26	(21)	23	(18)
Credit cards	41	(41)	20	(20)
Other Retail	25	(25)	12	(12)
Commercial Banking	100	(91)	52	(45)
ECL impact	192	(178)	107	(95)

1  Reflects the new organisation structure. See page 82.

The table below shows the impact on the Group's ECL in respect of UK mortgages of an increase or decrease in loss given default for a 10 percentage point (pp) increase or decrease in the UK House Price Index (HPI). The increase or decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario.
	At 31 December 2022		At 31 December 2021
	10pp increase in HPI	10pp decrease in HPI	10pp increase in HPI	10pp decrease in HPI

ECL impact, £m	(225)	370	(112)	162
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.   Allowance for expected credit losses (continued)

Application of judgement in adjustments to modelled ECL

Impairment models fall within the Group's model risk framework with model monitoring, periodic validation and back testing performed on model components (i.e. probability of default, exposure at default and loss given default). Limitations in the Group's impairment models or data inputs may be identified through the ongoing assessment and validation of the output of the models. In these circumstances, management make appropriate adjustments to the Group's allowance for impairment losses to ensure that the overall provision adequately reflects all material risks. These adjustments are determined by considering the particular attributes of exposures which have not been adequately captured by the impairment models and range from changes to model inputs and parameters, at account level, through to more qualitative post-model adjustments. Post-model adjustments are not typically calculated under each distinct economic scenario used to generate ECL, but on final modelled ECL. All adjustments are reviewed quarterly and are subject to internal review and challenge, including by the Audit Committee, to ensure that amounts are appropriately calculated and that there are specific release criteria identified.

The coronavirus pandemic and the various support measures resulted in an economic environment which differed significantly from the historical economic conditions upon which the impairment models had been built. As a result there was a greater need for management judgements to be applied alongside the use of models at 31 December 2021. During 2022 the direct impact of the pandemic on both economic and credit performance has reduced, resulting in the release of all material judgements required specifically to capture COVID-19 risks. Conversely, the intensifying inflationary pressures alongside rising interest rates within the Group's outlook have created further risks not deemed to be fully captured by ECL models. This has required judgements to be added to capture affordability risks from inflationary and rising interest rate pressures. At 31 December 2022 management judgement resulted in additional ECL allowances totalling £330 million (2021: £1,284 million).

The table below analyses total ECL allowance by portfolio, separately identifying the amounts that have been modelled, those that have been individually assessed and those arising through the application of management judgement.
			Judgements due to:
At 31 December 2022	Modelled ECL £m	Individually assessed £m	COVID-191 £m	Inflationary risk £m	Other £m	Total ECL £m

UK mortgages	946	-	-	49	214	1,209
Credit cards	698	-	-	93	(28)	763
Other Retail	903	-	1	53	59	1,016
Commercial Banking	972	1,008	-	-	(111)	1,869
Other	46	-	-	-	-	46
Total	3,565	1,008	1	195	134	4,903

At 31 December 20212
UK mortgages	292	-	67	52	426	837
Credit cards	436	-	94	-	(9)	521
Other Retail	757	-	18	-	50	825
Commercial Banking	342	905	200	-	(14)	1,433
Other	26	-	400	-	-	426
Total	1,853	905	779	52	453	4,042

1  Judgements introduced to address the impact that COVID-19 and resulting interventions have had on the Group's economic outlook and observed loss experience, which have required additional model limitations to be addressed. In 2021, there was a £400 million other COVID-19 judgement to recognise the risk that the conditioning assumptions assumed in the base case economic scenario were invalidated by future events.

2  Reflects the new organisation structure. See page 82.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.
Provisions for liabilities and charges

Regulatory and legal provisions

In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers, investors and other third parties and is subject to legal proceedings and other actions. Where significant, provisions are held against the costs expected to be incurred in relation to these matters and matters arising from related internal reviews. During the year ended 31 December 2022 the Group charged a further £255 million in respect of legal actions and other regulatory matters and the unutilised balance at 31 December 2022 was £803 million (31 December 2021: £1,156 million). The most significant items are as follows.

HBOS Reading - review

The Group continues to apply the recommendations from Sir Ross Cranston's review, issued in December 2019, including a reassessment of direct and consequential losses by an independent panel (the Foskett Panel), an extension of debt relief and a wider definition of de facto directors. The Foskett Panel's full scope and methodology was published on 7 July 2020. The Foskett Panel's stated objective is to consider cases via a non-legalistic and fair process and to make their decisions in a generous, fair and common sense manner, assessing claims against an expanded definition of the fraud and on a lower evidential basis.

Following the emergence of the first outcomes of the Foskett Panel through 2021, the Group charged a further £790 million in the year ended 31 December 2021. This included operational costs in relation to Dame Linda Dobbs's review, which is considering whether the issues relating to HBOS Reading were investigated and appropriately reported by the Group during the period from January 2009 to January 2017, and other programme costs. A significant proportion of the charge related to the estimated future awards from the Foskett Panel. The Foskett Panel had shared outcomes on a limited subset of the total population which covers a wide range of businesses and different claim characteristics. The estimated awards provision recognised at 31 December 2021 was therefore materially dependent on the assumption that the limited number of awards to date were representative of the full population of cases.

In June 2022, the Foskett Panel announced an alternative option, in the form of a fixed sum award which could be accepted as an alternative to participation in the full re-review process, to support earlier resolution of claims for those deemed by the Foskett Panel to be victims of the fraud. Around half the population have now had outcomes via this new process. Extrapolating the Group's experience to date resulted in an increase to the provision of £50 million in the year (all in the fourth quarter). Notwithstanding the settled claims and the increase in coverage which builds confidence in the full estimated cost, uncertainties remain and the final outcome could be different from the current provision once the re-review is concluded by the Foskett Panel. There is no confirmed timeline for the completion of the Foskett Panel re-review process nor the review by Dame Linda Dobbs. The Group is committed to implementing Sir Ross's recommendations in full.

Payment protection insurance

The Group has incurred costs for PPI over a number of years totalling £21,960 million. The Group continues to challenge PPI litigation cases, with mainly legal fees and operational costs associated with litigation activity recognised within regulatory and legal provisions, including a charge in the fourth quarter. PPI litigation remains inherently uncertain, with a number of key court judgments due to be delivered in 2023.

Customer claims in relation to insurance branch business in Germany

The Group continues to receive claims from customers in Germany relating to policies issued by Clerical Medical Investment Group Limited (subsequently renamed Scottish Widows Limited), with smaller numbers of claims received from customers in Austria and Italy. The total provision made to 31 December 2022, was £709 million (31 December 2021: £695 million) with £11 million utilisation of the provision during the year, leaving an unutilised provision at 31 December 2022 of £88 million. The ultimate financial effect, which could be significantly different from the current provision, will be known only once all relevant claims have been resolved.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.             Contingent liabilities and commitments

Interchange fees

With respect to multi-lateral interchange fees (MIFs), the Group is not a party in the ongoing or threatened litigation which involves the card schemes Visa and Mastercard (as described below). However, the Group is a member/licensee of Visa and Mastercard and other card schemes. The litigation in question is as follows:

●  Litigation brought by or on behalf of retailers against both Visa and Mastercard in the English Courts, in which retailers are seeking damages on grounds that Visa and Mastercard's MIFs breached competition law (this includes a judgment of the Supreme Court in June 2020 upholding the Court of Appeal's finding in 2018 that certain historic interchange arrangements of Mastercard and Visa infringed competition law)

●  Litigation brought on behalf of UK consumers in the English Courts against Mastercard

Any impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time, such that it is not practicable for the Group to provide an estimate of any potential financial effect. Insofar as Visa is required to pay damages to retailers for interchange fees set prior to June 2016, contractual arrangements to allocate liability have been agreed between various UK banks (including the Group) and Visa Inc, as part of Visa Inc's acquisition of Visa Europe in 2016. These arrangements cap the maximum amount of liability to which the Group may be subject and this cap is set at the cash consideration received by the Group for the sale of its stake in Visa Europe to Visa Inc in 2016. In 2016, the Group received Visa preference shares as part of the consideration for the sale of its shares in Visa Europe. A release assessment is carried out by Visa on certain anniversaries of the sale (in line with the Visa Europe sale documentation) and as a result, some Visa preference shares may be converted into Visa Inc Class A common stock. Any such release and any subsequent sale of Visa common stock does not impact the contingent liability.

LIBOR and other trading rates

Certain Group companies, together with other panel banks, have been named as defendants in ongoing private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling London Interbank Offered Rate and the Australian BBSW reference rate.

Certain Group companies are also named as defendants in (i) UK-based claims; and (ii) two Dutch class actions, raising LIBOR manipulation allegations. A number of claims against the Group in the UK relating to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.

It is currently not possible to predict the scope and ultimate outcome on the Group of any private lawsuits or any related challenges to the interpretation or validity of any of the Group's contractual arrangements, including their timing and scale. As such, it is not practicable to provide an estimate of any potential financial effect.

Tax authorities

The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013, HMRC informed the Group that its interpretation of the UK rules means that the group relief is not available. In 2020, HMRC concluded their enquiry into the matter and issued a closure notice. The Group's interpretation of the UK rules has not changed and hence it has appealed to the First Tier Tax Tribunal, with a hearing expected in 2023. If the final determination of the matter by the judicial process is that HMRC's position is correct, management estimate that this would result in an increase in current tax liabilities of approximately £875 million (including interest) and a reduction in the Group's deferred tax asset of approximately £295 million. The Group, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.

There are a number of other open matters on which the Group is in discussions with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.   Contingent liabilities and commitments

Motor commission review

Following the FCA's Motor Market review, the Group has received a number of complaints, some of which are with the Financial Ombudsman Service, in respect of commission arrangements. It is currently not possible to predict the ultimate outcome of the complaints, including the financial impact or the scope or nature of remediation requirements, if any, or any related challenges to the interpretation or validity of any of the Group's historical motor commission arrangements.

Other legal actions and regulatory matters

In addition, in the course of its business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, which could relate to a number of issues, including financial, environmental or other regulatory matters, both in the UK and overseas. Where material, such matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established based on management's best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed to assess properly the merits of the case, and no provisions are held in relation to such matters. In these circumstances, specific disclosure in relation to a contingent liability will be made where material. However, the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows. Where there is a contingent liability related to an existing provision the relevant disclosures are included within note 6.

8.   Dividends on ordinary shares and share buyback

The Board has recommended a final ordinary dividend, which is subject to approval by the shareholders at the Annual General Meeting on 18 May 2023, of 1.60 pence per ordinary share (2021: 1.33 pence per ordinary share) totalling £1,062 million (2021: £930 million, following cancellations of shares under the Group's buyback programme up to the record date). These condensed consolidated financial statements do not reflect the recommended dividend.

Shareholders who have already joined the dividend reinvestment plan will automatically receive shares instead of the cash dividend. Key dates for the payment of the recommended dividend are outlined on page 82.

Share buyback

The Board has announced its intention to implement an ordinary share buyback of up to £2.0 billion. This represents the return to shareholders of capital surplus to that required to provide capacity to grow the business, meet current and future regulatory requirements and cover uncertainties. The share buyback programme will commence as soon as is practicable and is expected to be completed, subject to continued authority from the PRA, by 31 December 2023.

9.   Acquisition of Tusker

On 21 February 2023, Lloyds Bank Asset Finance Limited, a wholly-owned subsidiary of the Group, acquired 100 per cent of the ordinary share capital of Hamsard 3352 Limited ("Tusker"), which together with its subsidiaries operates a vehicle management and leasing business. The acquisition will enable the Group to expand its salary sacrifice proposition within motor finance. Cash consideration was approximately £300 million1. As a result of the limited time available between the acquisition and the approval of these financial statements, the Group is still in the process of finalising the fair value of the individual assets and liabilities acquired including the associated identifiable intangible assets and goodwill.

1  Subject to customary adjustments.

10. Other information

The financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (the Act). The statutory accounts for the year ended 31 December 2022 will be published on the Group's website and will be delivered to the Registrar of Companies in accordance with section 441 of the Act. The statutory accounts for the year ended 31 December 2021 have been filed with the Registrar of Companies. The report of the auditor on those accounts was unqualified, did not draw attention to any matters by way of emphasis and did not include a statement under sections 498(2) or 498(3) of the Act.

KEY DATES
Shares quoted ex-dividend for 2022 final dividend	13 April 2023
Record date for 2022 final dividend	14 April 2023
Final date for joining or leaving the final 2022 dividend reinvestment plan	2 May 2023
Q1 2023 Interim Management Statement	3 May 2023
Annual General Meeting	18 May 2023
Final 2022 dividend paid	23 May 2023
2023 Half-year results	26 July 2023
Q3 2023 Interim Management Statement	25 October 2023

BASIS OF PRESENTATION

This news release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the year ended 31 December 2022. Unless otherwise stated, income statement commentaries throughout this document compare the year ended 31 December 2022 to the year ended 31 December 2021, and the balance sheet analysis compares the Group balance sheet as at 31 December 2022 to the Group balance sheet as at 31 December 2021. The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position. These measures are labelled with a superscript 'A' throughout this document. Further information on these measures is set out on page 34. Unless otherwise stated, commentary on commentary on pages 1 and 2 and on pages 10 to 12 is given on an underlying basis. The 2022 Annual Report and Accounts and Pillar 3 Report can be found at www.lloydsbankinggroup.com/investors/financial-downloads.

Operating cost comparatives have been presented to reflect the new costs basis, consistent with the current period. See page 34.

Segmental information: During 2022, the Group revised its liquidity transfer pricing methodology. Comparative segmental net interest income has been presented on a consistent basis. On 1 July 2022 the Group adopted a new organisation structure, aligned to our strategic objectives and our existing three customer-facing divisions. Disclosure will continue to be based on these three divisions, reflecting the basis on which management runs the Group. To reflect the new organisation structure, the Group migrated certain business units between these divisions, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail. Comparatives have been represented accordingly. Total Group figures are unaffected by these changes.

FORWARD LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. Words such as, without limitation, 'believes', 'achieves', 'anticipates', 'estimates', 'expects', 'targets', 'should', 'intends', 'aims', 'projects', 'plans', 'potential', 'will', 'would', 'could', 'considered', 'likely', 'may', 'seek', 'estimate', 'probability', 'goal', 'objective', 'deliver', 'endeavour', 'prospects', 'optimistic' and similar expressions or variations on these expressions are intended to identify forward looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group's future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group's future financial performance; the level and extent of future impairments and write-downs; the Group's ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact; expectations about the impact of COVID-19; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the tensions between China and Taiwan; market related risks, trends and developments; exposure to counterparty risk; instability in the global financial markets, including within the Eurozone, and as a result of the exit by the UK from the European Union (EU) and the effects of the EU-UK Trade and Cooperation Agreement; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Group's securities; tightening of monetary policy in jurisdictions in which the Group operates; natural pandemic (including but not limited to the COVID-19 pandemic) and other disasters; risks concerning borrower and counterparty credit quality; risks affecting insurance business and defined benefit pension schemes; risks related to the uncertainty surrounding the integrity and continued existence of reference rates; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; risks associated with the Group's compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions), including the Group's ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; assumptions and estimates that form the basis of the Group's financial statements; and potential changes in dividend policy. A number of these influences and factors are beyond the Group's control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC's website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS

Douglas Radcliffe
Group Investor Relations Director
020 7356 1571
douglas.radcliffe@lloydsbanking.com

Edward Sands
Director of Investor Relations
020 7356 1585
edward.sands@lloydsbanking.com

Nora Thoden
Director of Investor Relations - ESG
020 7356 2334
nora.thoden@lloydsbanking.com

CORPORATE AFFAIRS

Grant Ringshaw
External Relations Director
020 7356 2362
grant.ringshaw@lloydsbanking.com

Matt Smith
Head of Media Relations
020 7356 3522
matt.smith@lloydsbanking.com

Copies of this News Release may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The statement can also be found on the Group's website - www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland No. SC095000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 22 February 2023